DRAFT #1.

DRAFT FORM F-1.

As filed with the Securities and Exchange Commission on March 12, 2019

Registration No. [xxx-xxxxxx]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Global Manufacturers and Contractors S.A.

(Exact name of registrant as specified in its charter)

Republic of Haiti	3152	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

26, Boulevard Toussaint Louverture

Port-au-Prince, Haiti

(509) 2811-4101

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Franklin Ogele, Esq.

One Gateway Center, 26th Fl

Newark, NJ 07102

(973) 277-4239

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William SavaryElisabeth Apaid

La Societe Haitienne Global Manufacturers and Contractors, S.A.

De Valeurs Mobiliers, S.A.26, Boulevard Toussaint Louverture

26 Boulevard Toussaint LouverturePort-au-Prince

Port-au-Prince, Republic of Haiti Republic of Haiti

Approximate date of commencement of proposed sale to public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.

x

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee (3)
Common Stock par value $0.3125 per share	$35,000,000	$4,242

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2) Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3) Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated March 12, 2019

5,000,000 Common Stock

Global Manufacturers and Contractors S.A.

Common Stock

This is the initial public offering of Global Manufacturers and Contractors, S.A. The selling shareholder named in this prospectus is selling all of the Common Stock offered hereby. We are not selling any of the Common Stock in this offering and will not receive any proceeds from the sale of the Common Stock.

We expect the public offering price to be between $7.00 and $10.00 per share. Prior to this offering, no public market existed for our Common Stock. We intend to apply to list our Common Stock on the NASDAQ under the symbol “GMCZ.”

Following this offering, we will have 5 million Common Stock outstanding in public hands. See “Description of Share Capital”

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 15 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are eligible to be treated as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933 and, as a result, are subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.” The following table is the Projected Proceeds of the Offering Before Expenses to the Selling Shareholders – See Use of Proceeds.

Per Share                                                     Total

Public Offering Price$7.00                                                  $35,000,000

Underwriting Discounts and Commissions (1)$0.42                                                    $2,100,000

Proceeds before expenses to the selling

shareholders$6.58                                                    $32,900,000

See “Underwriting” beginning on page 64 for additional information regarding underwriting compensation.

Delivery of the Common Stock is expected to be made on or about           , 2019. The selling shareholder named in this prospectus has not made any arrangement to grant the underwriters any option to purchase an additional Common Stock solely to cover over-allotments.

BOUSTEAD SECURITIES, LLC

NETWORK 1 FINANCIAL SECURITIES, INC.

SOCIETE HAITENNE VALUERS MOBILIERS, S.A.

ALEXANDER CA PITAL LP

Prospectus dated March 8, 2019

TABLE OF CONTENTS

PAGE

ABOUT THIS PROSPECTUS3

INCORPORATION BY REFERENCE OF

INDUSTRY AND MARKET DATA AND FORWARD LOOKING

STATEMENTS6

PROSPECTUS SUMMARY9

THE OFFERING14

SELECTED CONSOLIDATED FINANCIAL DATA15

RISK FACTORS17

USE OF PROCEEDS29

DIVIDENDS POLICY30

CAPITALIZATION30

DILUTION31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS33

INDUSTRY OVERVIEW33

THE VISION / PLAN AND IMPLEMENTION 34

COMPETITIVE STRENGTH AND GROWTH STRATEGY35

INDUSTRY / BUSINESS42

CORPORATE INFORMATION AND STRUCTURE45

MANAGEMENT47

PRINCIPALS AND SELLING SHAREHOLDERS52

RELATED PARTY TRANSACTIONS53

DESCRIPTION OF SHARE CAPITAL53

DESCRIPTION OF INDEBTEDNESS58

TAXATION58

PLAN OF DISTRIBUTION63

EXPENSES OF THE OFFERING66

LEGAL MATTERS69

EXPERTS69

SERVICE OF PROCESS AND

ENFORECEMENT OF CIVIL LIABILITIES70

WHERE YOU CAN FIND ADDITIONAL INFORMATION70

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with different information, and neither we, the selling shareholders nor the underwriters take responsibility for any other information others may give you. We are not, and the selling shareholders and underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is only accurate as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

INDUSTRY AND MARKET DATA

This prospectus includes market data and forecasts with respect to the apparel industry including outerwear segments of the industry. Although we are responsible for all of the disclosure contained in this prospectus, in some cases we rely on and refer to market data and certain industry forecasts that were obtained from third party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this prospectus are based on independent industry publications, reports by market research firms or other published independent sources and other externally obtained data that we believe to be reliable. Information in this prospectus on the outerwear and luxury apparel markets is from Euromonitor Apparel and Footwear 2017 edition and Euromonitor Luxury Goods 2017 edition, which is independent market research carried out by Euromonitor International Limited. Research by Euromonitor International should not be considered as the opinion of Euromonitor International, as to the value of any security or the advisability of investing in the company. The Euromonitor data is reported in U.S. Dollars and includes sales taxes at current prices. Outerwear includes men’s and women’s clothing for outdoor/out-of-the-house wear including shorts and trousers, jeans, jackets and coats, suits, shirts and blouses, jumpers, tops, dresses, skirts and leggings. Luxury Apparel is equivalent to Designer Apparel (Ready-to-Wear) which is the aggregation of Men’s Designer Apparel, Women’s Designer Apparel, Designer Children swear, Designer Apparel Accessories and Designer Hosiery. However, designer haute couture is excluded from Euromonitor International’s coverage. Some market and industry data, and statistical information and forecasts, are also based on management’s estimates, which are derived from our review of customer surveys commissioned by us and conducted on our behalf as well as the independent sources referred to above. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties, including those discussed under the captions “Risk Factors.” As a result, although we believe that these sources are reliable, we have not independently verified the information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectation concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Forward-looking statements contained in this prospectus include, among other things, statements relating to:

•	expectations regarding industry trends and the size and growth rates of addressable markets;

•	our business plan and our growth strategies, including plans for expansion to new markets and new products;

•	expectations for seasonal trends; and

•	the proposed use of proceeds from this offering.

Although we base the forward-looking statements contained in this prospectus on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if results and developments are consistent with the forward-looking statements contained in this prospectus, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this prospectus include:

•	our ability to implement our growth strategies;

•	our ability to maintain good business relationships with our customers;

•	our ability to keep pace with changing consumer preferences; and

•	the absence of material adverse changes in our industry or the global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus beginning on page 15, which include, but are not limited to, the following risks:

•	we may be unable to maintain the strength of our expansion and planned entry into agro-business;

•	we may be unable to protect or preserve our competitive strength;

•	we may not be able to satisfy changing consumer preferences;

•	an economic downturn may affect discretionary consumer spending;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	our indebtedness may adversely affect our financial condition;

•	our ability to maintain relationships with customers;

•	the success of our marketing programs;

•	the risk our business is interrupted because of a disruption at our headquarters; and

•	fluctuations in fabric costs or currency exchange rates.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. If any of the risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus.

Given these risks and uncertainties, you are cautioned not to place substantial weight or undue reliance on these forward-looking statements when making an investment decision. Any forward-looking statement that we make in this prospectus speaks only as of the date of this prospectus, and, except as required by law, we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

Any references to forward-looking statements in this prospectus include forward-looking information within the meaning of applicable Haitian laws.

TRADEMARKS AND SERVICE MARKS

We do not own any trademarks or service marks.

BASIS OF PRESENTATION

Unless otherwise indicated, all references in this prospectus to “GMC,” “we,” “our,” “us,” “the Company” or similar terms refer to Global Manufacturers and Contractors, S.A. and/or Selling Shareholders.

All references in this prospectus to “U.S. dollars,” “U.S.$,” “$” and “USD” refer to the currency of the United States of America.

We, the selling shareholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we may have referred you. We, the selling shareholder and the underwriters take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling shareholder and the underwriters have not authorized any other person to provide you with different or additional information. The selling shareholder is offering to sell, and seeking offers to buy, Common Stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Common Stock.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain differences exist between IFRS and generally accepted accounting principles in the United States of America (‘‘U.S. GAAP’’) which might be material to the financial information herein. We have not prepared a reconciliation of our combined financial statements and related footnote disclosures between IFRS and U.S. GAAP. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP and how these differences might affect the financial information herein. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our fiscal year ends on September 30 of each calendar year. Our most recent fiscal year, which we refer to as fiscal 2018, ended on September 30, 2018. We refer to the year ended September 30, 2018 and September 30, 2017 respectively.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Common Stock. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision.

GLOBAL MANUFACTURERS AND CONTRACTORS, S.A.

Global Manufacturers and Contractors, S.A. is a corporation registered under the law of the Republic of Haiti. The company owns and operates businesses in industrial zones that have been granted fifteen (15) years renewable tax-free status by the government of Haiti. The business consists of fabric procurement, garment cutting, assembling and packaging for exports. Global Manufacturer and Contractors, S.A. is also engaged in Shelter Services located in Haiti’s industrial zones. Shelter Services is the provision of back office operations for foreign companies seeking to locate operations in Haiti’s tax-free zone. The services consist of hiring, human resources, legal and governmental interface. The services free investors from the administrative burden and red tape of doing business in Haiti. There are two legislations that provides us unique opportunity and advantage. First, the United States HOPE/HELP Bill and Haiti’s Industrial Free Zone Law allows us to produce garment duty free to the North American markets. The complementary legislation is the Industrial Zone Law of Haiti which allows operators of businesses in designated industrial zone to receive fabrics from anywhere in the world, sew it and ship it free of duty to the United States.

The complementarity of the HOPE/HELP Bill and Haiti’s Industrial Free Zone Law means that garments manufactured in Haiti are free of import and export duties.  This tax regime places us in a unique competitive position of 0% duty compared to competitors in neighboring countries of the Americas and other Asian countries who are obligated to pay taxes ranging mainly from 16% to 32% when entering the United States. We are positioned to seize Haiti ‘s unique status in the Americas as the only country able to receive fabric from anywhere in the world and ship garments duty free to the North American markets.

Our history dates back to 1952 when Andre S. Apaid, the Apaid family patriarch entered the manufacturing business with his then partner Thomas Desulme. Over the years, we have opened and operated many manufacturing companies in Haiti and the Dominican Republic. Most recently we consolidated our three (3) operational units: Silver Lining, S.A., Cleveland Manufacturing, S.A. and Interamerican Knits, S.A., (collectively, the “Operational Units”) into Global Manufacturers and Contractors, S.A. The three (3) Operational Units making full package integrated garment operations.

The Operating Units currently employ about 4,000 employees. Some of the employees are paid on a piece rate basis, while others are paid per hour or day of presence, but most sewers are paid on an incentive system allowing them to make on an average 525 gourdes or the approximate equivalence of US$6.65 per day. The amount is about 25% higher than the local minimum wage rate. In 2017 and 2018, the Operating Units collectively produced over 75,000,000 garments per year for the North American markets.

The Operating Units customer and supplier base are located in NAFTA countries, the United States, Canada, Mexico, and countries such as China, Pakistan, Korea, Taiwan, CARICOM member countries, as well as European countries. The Operating Units network of customers are part of a growing number of companies interested in the advantages available to Haiti under the HOPE /HELP legislation which allows goods manufactured in Haiti to enter the US and North American markets tax-free.

The Vision/ Plan and Implementation

The Asian Tigers of the 90s launched their spectacular and now revered economies by turning themselves into competitive manufacturing hubs for North American and Western European consumers. Today the Asian Tigers have evolved from low cost manufacturing hubs of household consumer goods to high technology manufacturing centers. China of today is a good example of the amazing economic transformation powered initially by competitive manufacturing. Our vision is inspired by the Asian Tigers and China’s module for Haiti. We believe the complementarity of the USA’s HOPE/HELP Bill and the Republic of Haiti’s Free Economic Zone and tax-free regime makes Haiti conducive to the economic plan that powered the growth of Asian Tigers and China.  In our vision we look to position ourselves to evolve in other sectors of the economy of Haiti, like agriculture and tourism as the country’s economy opens and grows.

We are scheduled to open another industrial park and tax-free zone by the second quarter of 2019. The park, when operational is expected to create 9,000 new jobs in the garment manufacturing sector and $200,000,000 per year in expected revenues over the next five (5) years.

The global trend is to grow the full package business model of complete vertically integrated service from fabric cutting and assembling to finished products of sewn garments. Under the module, the supply chain will diversify and help reinforce our revenue streams as complementary industries such as the manufacturing of thread, labels, boxes and other products connected to the manufacturing of clothing items, develop.

In February 2005, we incorporated Global Manufacturers and Contractors, S.A. which operated as a garment manufacturing facility until 2015. In 2016, GMC re-structured into the Free Zone operations business. During 2017 and 2018, the shareholders of the Operating Units started to transfer an aggregate of 120,000 of their respective shareholdings to GMC for the purpose of consolidating the Operating Units under GMC. The goal of consolidating the Operating Units under GMC’s new Free Zone Agreement with the Republic of Haiti is to create strong balance sheet and leverage our financial strength and operational experience for a platform to enter into other industrial space.

With the completion of the share transfers, GMC now owns 98% of Cleveland Manufacturing, S.A., 98% of Silver Lining, S.A. and 98% of Interamerican Knits, S.A. In consideration for the share transfers, the Company issued  120,000 shares of Common Stock to the transferors [or the shareholders of the Operating Units]; the Company subsequently issued another 13,000,002 common stock to the shareholders of the Operating Units and other key employees, bring the total issued and outstanding shares to 13,120,002 out of the 15,000,000 authorized share capital of the Company.

By virtue of the consolidation of the Operating Units, GMC’s new Free Zone structure is inheriting customers who had been with us for an average of fifteen (15) years each. Global Manufacturers and Contractors, S.A expects to leverage off the operations and the experience of the personnel of the Operating Units. The combination of that experience and its application to the full package model, is expected to turn us into a very competitive company with the ability to consolidate purchases, reduce operating expenses, compete hard for market share and experience a sustainable growth rate.

In this Offering, the Selling Shareholders are offering 5,000,000 shares of Common Stock to the public. Following the Offering, the Selling Shareholders will retain 8,120,002 shares of Common Stock while 5,000,000 will be in public hands and 1,879,998 shares will be held as Treasury shares.

The proceeds of the Offering will inure to the benefit of the Selling Shareholders, who in turn propose to provide the proceeds in the form of concessionary loans to the Company to retire the existing high interest loans on the Company’s consolidated balance sheet. The loans are: (i) $9,417,789 from National Bank of Credit (BNC), Haiti, for Free Tax Zone construction and development due on October 2035. The first tranche of the loan is for total face amount of $7,833,015, 6% fixed rate interest; the second tranche is for a total face amount of $1,584,774, 12% fixed interest; (ii) for Cleveland Manufacturing, S.A., $3,435,897 from Funds for Industrial Development, Haiti, 6%, due May 2021; (iii) for Silver Linings, S.A., $1,054,940 from Union Bank of Haiti, variable rate of 12% to 16%, due December 2020, including a line of credit for $2,035,466, variable rate of 12% and 14% from the same Union Bank of Haiti to expand Full Package and Shelter Services. See “Description of Indebtedness”. The Company reserves the sole right to pick and choose of the above loans to repay in part or in full. The Company is also considering investing in agro-industry business through participating in acquisition and development of large parcels of land. See “Use of Proceeds”

The power of our business model and our ability to profitably scale our operations are reflected in our financial performance. In fiscal 2017, we had revenue of $16.26 Million, gross profit of $5.06 Million, which represented gross margin of 31.12%, net income of $1.4 Million, Adjusted EBITDA of $5.5 Million, Adjusted EBITDA Margin of 33.8% and Adjusted Net Income of $1.4 Million. We grew our revenue at a 100% compound annual growth rate (“CAGR”), net income at a 100.0% CAGR and Adjusted EBITDA at an 100% CAGR from fiscal 2017 to fiscal 2018, while expanding our gross margin from zero to 31.12% and our Adjusted EBITDA Margin from zero to 33.8% over the same period. For additional information regarding Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, which are non-IFRS measures, including a reconciliation of these non-IFRS measures to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

Competitive Strength and Growth Strategy

Our competitive strength lies in our being the foremost player in Haiti’s garment making space. The combination of our years of experience in the garment making space coupled with our current balance sheet which, we believe will be strengthened with the planned pay down of current bank loans on our balance sheet with some of the proceeds of this Offering, will position us as the most formidable player in Haiti’s garment making space. Our plan is to become a full-service textile assembler, shelter services hub; agro-business powerhouse and owner and operator of industrial parks in Haiti’s tax-free zone. To that end, our group is scheduled to open another industrial park in the tax-free zone by the second quarter of 2019. The park is expected to create 9,000 new in the garment manufacturing sector jobs and $200,000,000 per year in export revenues in the next five (5) years. The industry trend is towards complete vertically integrated service from fabric cutting and assembling to finished products of sewn garments. In addition, we plan to expand our footprint in Haiti’s shelter services space.

We have built a strong foundation as the foremost player in Haiti’s garment making space. Over the past two fiscal years, we have grown our revenue at a 100% CAGR, net income at a 100% CAGR and Adjusted EBITDA at an 100% CAGR. We have also expanded our gross margin from zero to 31.12% and our Adjusted EBITDA Margin from zero to 33.8%, over the same period while concurrently making significant long-term investments in our human capital, production capacity, brand building and distribution channels. Leveraging these investments and our proven growth strategies, we will continue to aggressively pursue our substantial global market opportunity.

The key characteristics of our growth strategy are:

•Foremost player in Haiti garment making space

•Strong balance sheet

•Dominant position in Haiti’s Free Tax Industrial Zone

•Expanded footprint into the agro-business sector.

Corporate Information

We were incorporated under the laws of the Republic of Haiti in 2005 and are operating under a new Covenant with the state of Haiti as of 2017. Our principal offices are located at 26, Boulevard Toussaint Louverture Port-au-Prince, Haiti. Our registered office is also 26, Boulevard Toussaint Louverture, Port-au-Prince, Haiti. Our phone number is (+509) 2811-4100. Our website address is www.GMCZF.com. Information contained on, or accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference.

After giving effect to the sale of 5,000,000 Common Stock, members of the Apaid family or the selling shareholders will control 62% of our Common Stock while 38% will be in public hands. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq Capital Markets (the “NASDAQ”) to which we intend to apply for listing of our Common Stock. See “Risk Factors”—Risks Related to This Offering.

Risk Factors

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Common Stock. If any of these risks actually occur, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the planned trading price of our Common Stock would likely decline, and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	we may be unable to maintain the strength of our industry position;

•	we may not be able to manage our growth effectively;

•	our brand expansion plans may be unsuccessful;

•	fluctuations in fabrics costs or currency exchange rates may impact our operating results; and

•

our dual-class share structure concentrates voting control with the Apaid family and as a result our members of the Apaid family will have the ability to control the outcome of matters submitted for shareholder approval and may have interests that differ from those of our other shareholders.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, as amended. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•	an exemption to include in an initial public offering registration statement less than five years of selected financial data;

•	reduced executive compensation disclosure; and

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We will not take advantage of this provision because IFRS standards make no distinction between public and private companies for purposes of compliance with new or revised accounting standards.

We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual gross revenue of at least US$1.0 billion;

•	the last day of our fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; or
•

the date on which we are deemed to be a “large accelerated filer” under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

In addition, upon consummation of this offering, we will report under the Exchange Act, as a non-U.S. company with foreign private issuer status. We will qualify as a Foreign Private Issuer and will take advantage of certain corporate governance requirements provided under the relevant regulation. Even after we no longer qualify as an emerging growth company, as long as we qualify as a Foreign Private Issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.

THE OFFERING

Issuer Global Manufacturers and Contractors, S.A.

Selling ShareholdersMembers of the Apaid Family

The Offering              5,000,000 Common Stock offered by the selling shareholders.

Offering price rangeBetween $7.00 and $10.00 per share of Common Stock.

Common Stock to be

outstanding after this offering13,120,002 Common Stock.

Voting rightsOne (1) Common Stock, One (1) vote. See “Description of Share Capital and Bye-Laws — Common Stock.”

Use of proceedsThe proceeds of the Offering will inure to the benefit of the Selling Shareholders, who in turn propose to provide the proceeds in the form of concessionary loans to the Company to retire the existing high interest loans on the Company’s consolidated balance sheet. The loans are: (i) $9,417,789 from National Bank of Credit (BNC), Haiti, for Free Tax Zone construction and development due on October 2035. The first tranche of the loan is for total face amount of $7,833,015, 6% fixed rate interest; the second tranche is for a total face amount of $1,584,774, 12% fixed interest; (ii) for Cleveland Manufacturing, S.A., $3,435,897 from Funds for Industrial Development, Haiti, 6%, due May 2021; (iii) for Silver Linings, S.A., $1,054,940 from Union Bank of Haiti, variable rate of 12% to 16%, due December 2020, including a line of credit for $2,035,466, variable rate of 12% and 14% from the same Union Bank of Haiti to expand Full Package and Shelter Services. See “Description of Indebtedness”. The Company reserves the sole right to pick and choose of the above loans to repay in part or in full. The Company is also considering investing in agro-industry business through participating in acquisition and development of large parcels of land. See “Use of Proceeds”

Directed share program     We do not have plan for Directed Share Program for this offering.

Dividend policy We do not currently intend to pay cash dividends on our Common Stock  in the foreseeable future. Any future determination to pay dividends will be       subject to the discretion of our board of directors in accordance with applicable      law and dependent on a variety of factors including our financial condition,      earnings, results of operations, current and anticipated cash needs, plans for      growth, level of indebtedness, legal requirements, general business conditions      and other factors that the board of directors deems relevant. See “Dividend      Policy.”

Proposed NASDAQ Trading Symbol	“GMCZ.”

Risk factorsInvesting in our Common Stock involves risks. See “Risk Factors” beginning on page 15 of this prospectus for a discussion of factors you should      carefully consider before deciding to invest in our Common Stock.

Conflicts of interestThere is no Underwriters Conflict of Interest under FINRA Rule 5121 because our lenders or their affiliates are not involved as Underwriters, if any, of this      Offering. See “Underwriting (Conflicts of Interest) — Conflicts of Interest.”

Unless otherwise indicated, all information in this prospectus relates to the offering of 5,000,000 Common Stock and makes no assumption of exercise by the underwriters, if any, of any over-allotment option to purchase any additional shares of Common Stock from the selling shareholder and (ii) an initial public offering price of  $7.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following is a summary of selected historical consolidated financial and other data of the Company.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

Particulars	2017-18	2016-17	2017-18 (Pro-Forma)	2016-17 (Pro-Forma)
Continuing operations
Revenue	16,262,893.21		31,883,170.70	16,736,023.27
Finance Income	14,486.93		14,486.93
Other gains/losses-net	381,598.51		462,341.49	54,288.87
	16,658,978.65		32,359,999.12	16,790,312.14
Expenses
Raw Materials and consumables used	(5,305,870.00)		(8,824,429.01)	(2,847,253.85)
Change in Inventory
Employee Benefit Expenses	(5,461,007.18)		(13,870,432.51)	(9,307,305.82)
Depreciation and Amortization	(435,139.07)		(961,754.33)	(604,646.60)
Operating leases	(317,683.20)		(986,936.78)	(431,066.32)
Others	(2,679,641.32)		(4,755,578.82)	(2,916,295.61)
Finance cost	(1,063,969.97)		(1,413,322.01)	(814,045.32)
	(15,263,310.74)		(30,812,453.46)	(16,920,613.53)

Profit before Tax	1,395,667.91		1,547,545.66	(130,301.39)

Profit from discontinued Operations	-			-

Profit for the period	1,395,667.91		1,547,545.66	(130,301.39)

Other Comprehensive Income	-			-

Total Comprehensive Income for the period	1,395,667.91		1,547,545.66	(130,301.39)

Profit is attributable to:
Owners	1,370,554.77		1,491,808.29	(127695.36)
Non-Controlling Interest	25,113.14		55,737.37	(2,606.03)

Total Comprehensive Income for the period is attributable to:
Owners
Non-Controlling Interest

Risk Factors

This offering and investing in our Common Stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Common Stock. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our Common Stock could decline, and you could lose all or part of your investment. Please also see “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Business

A downturn in the economy may affect customer purchases of discretionary items, which could materially harm our sales, profitability and financial condition.

Many factors affect the level of consumer spending for discretionary items such as clothing. These factors include general economic conditions, interest and tax rates, the availability of consumer credit, disposable consumer income, unemployment and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as clothing, tend to decline during recessionary periods when disposable income is lower. During our 60-year history, we have experienced recessionary periods, but we cannot predict the effect on our sales and profitability. A downturn in the economy in markets in which our orders originate may materially harm our sales, profitability and financial condition.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our revenue and profitability.

The market for garment cutting, assembling and knitting is highly fragmented. We compete directly against other many others literally in cottage industrial settings. Because of the fragmented nature of the marketplace, we also compete with others in small cottage industry settings. Many of our competitors have significant competitive advantages, including but not limited to, longer operating histories, small scale operations which makes them easily adaptable to changing market conditions, broader customer bases, more established relationships with a broader set of fabric suppliers, and other such relevant resources than we do.

Our competitors in Asia may be able to achieve and maintain market share more quickly and effectively than we can. Many of our competitors have more established customer base, including customers with financial muscle to create brand recognition through traditional forms of advertising, such as print media and television commercials, and through celebrity endorsements, and have substantial resources to devote to such efforts. Our competitors may have customers able to create and maintain brand awareness using traditional forms of advertising more quickly than we can. Our competitors may also have customers able to increase sales in their new and existing markets faster than we can by emphasizing different distribution channels than we can, such as catalog sales or an extensive retail network, and many of our competitors have substantial resources to devote toward increasing sales in such ways.

Changing laws may adversely affect our competitiveness.

Changes in the tax and other regulatory laws, including tariffs, in the US and other parts of the world when our customers operate may make it more favorable for our customers to decide to give their orders for garments to local competitors. Any such development may materially harm our sales, profitability and financial condition.

If we fail to attract new customers, we may not be able to increase sales.

Our success depends, in part, on our ability to attract new customers. In order to expand our customer base, we must appeal to and attract clothing line companies seeking to utilize our services. Such marketing campaign requires investments on our part. We expect to continue to make significant investments to promote our services to US,

North American and Asian customers. If we are unable to attract new customers, we may not be able to increase our sales.

We have grown rapidly in recent years. If we are unable to manage our operations at our current size or to manage any future growth effectively, the pace of our growth may slow.

We have expanded our customer base in Canada and the United States. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development, manufacturing and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other personnel. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees and manufacturing capacity to produce our products, and delays in production and shipments. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. These costs, which include lease commitments, headcount and capital assets, could result in decreased margins if we are unable to drive commensurate growth.

Our operating results are subject to seasonal and quarterly variations in our revenue and operating income, which could cause the price of our Common Stock to decline.

Some of our business is seasonal and, historically, we have realized approximately three quarters of our revenue and earnings for the fiscal year in the second and third fiscal quarters, due to the impact of orders in anticipation of the Winter and holiday selling season. Our orders are not subject to contracts and if canceled for any reason, could result in harm to our sales and financial results. Any factors that harm our second and third fiscal quarter operating results, including disruptions in our supply chain, unseasonably warm weather or un-favorable economic conditions, could have a disproportionate effect on our results of operations for the entire fiscal year. In addition, we typically experience net losses in our first and fourth fiscal quarters as we invest ahead of our most active season. Disrupted sales in our second and third fiscal quarters could upset our seasonal balance leading to an adverse effect on our financial and operating results.

In order to prepare for our peak shopping season, we must maintain higher quantities of finished goods. As a result, our working capital requirements also fluctuate during the year, increasing in the first and second fiscal quarters and declining significantly in the fourth fiscal quarter.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including those we simply cannot predict or beyond our control. As a result, historical period-to-period comparisons of our sales and operating results are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.

Our indebtedness could adversely affect our financial condition.

As of May 31, 2017, we have outstanding debt of face amount of $9,417,789 from Banque Nationale de Credit  (BNC), Haiti for Free Tax Zone construction and development due on October 2035. The first tranche of the loan is for total face amount of $7,833,015, 6% fixed rate interest; the second tranche is  for a total face amount of $1,584,774, 12% fixed interest. We also carry the following indebtedness on a consolidated basis on our books: for Cleveland Manufacturing, S.A., $3,435,897 from Funds for Industrial Development, Haiti, 6%, due May 2021; for Silver Linings, S.A., $3,468,589 from Union Bank of Haiti, variable rate of 10.5% to 12%, due May 2026. See “Description of Indebtedness.” Upon the completion of this offering, after giving effect to the use of proceeds described in this prospectus, we expect to have total indebtedness of $8,699,165, including or excluding the credit lines. We do not, however, guarantee that we would reduce our indebtedness to the amount provided herein. We reserve the sole right to reduce our indebtedness more or less as disclosed herein.

Our debt could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing;

•

requiring a portion of our cash flow to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	requiring the net cash proceeds of certain equity offerings to be used to prepay our debt as opposed to other purposes;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior secured credit facilities, are at variable rates of interest; and

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete.

The credit agreements governing our senior secured credit facilities contain a number of restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur certain liens, make investments and acquisitions, incur or guarantee additional indebtedness, pay dividends or make other distributions in respect of, or repurchase or redeem our common or preferred shares, or enter into certain other types of contractual arrangements affecting our subsidiaries or indebtedness. In addition, the restrictive covenants in the credit agreement require us to maintain a minimum fixed charge coverage ratio if excess availability under our Revolving Facility falls below a specified threshold.

Although the credit agreements governing our senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, those restrictions are subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with those restrictions could be substantial. We may also seek to amend or refinance one or more of our debt instruments to permit us to finance our growth strategy or improve the terms of our indebtedness.

Our plans to open another industrial park and tax-free zone by the second quarter of 2019, expand our shelter services, enter into agro-industry business through acquisition of several hectares of land for production of avocados and location of conditioning centers for exports to the North American, European and the Caribbean markets may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.

The principal risks to our ability to successfully carry out our plans to expand as above include, but not limited to:

•	diminished market presence and sales;

•

implementation of these plans may divert management’s attention from other aspects of our business and place a strain on our management, operational and financial resources, as well as our information systems; and

In addition, our ability to successfully carry out our plans to expand may be affected by economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and styles. These plans could be abandoned, could cost more than anticipated and could divert resources from other areas of our business, any of which could negatively impact our competitive position and reduce our revenue and profitability.

We rely on a limited number of customers who engage us for garment cutting, knitting and  assembly and shelter services.

We are in the business of providing garment cutting, knitting and assembling and shelter services to a limited number of customers in the United States and Canada. Any disruption in the business of our customers, including shortage of raw materials or fabrics, could negatively impact our ability to fulfill orders and have an adverse impact on our financial results. Events that adversely affect our customers could impair our ability to obtain inventory in the quantities and at the quality that we desire. Such events include difficulties or problems with our customers’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters or other catastrophic occurrences. Furthermore, there can be no assurance that our customers will continue to provide fabrics and raw materials or provide products that are consistent with our standards.

More generally, if we need to replace an existing customer, additional jobs may not be available when required on terms that are acceptable to us, or at all, and any such new customer may not meet our requirements. In the event we are required to find new customers, we may encounter delays in production, inconsistencies in quality and added costs as a result of the time it takes to train our employees on the new job regime, including products requirements and quality control standards. Any delays, interruption or increased costs in the supply of our jobs could have an adverse effect on our ability to meet customers’ job deadlines and result in lower sales and profitability both in the short and long-term.

We could experience significant disruptions in supply from our current sources.

We generally do not enter into long-term formal written agreements with our suppliers, and typically transact business with our suppliers on an order-by-order basis. There can be no assurance that there will not be a disruption in the supply of fabrics or raw materials on the part of our customers from their current sources or, in the event of a disruption, that they or we, if asked, would be able to locate alternative suppliers of materials of comparable quality at an acceptable price, or at all. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labor and other ethical practices. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower revenue and operating income both in the short and long-term.

Our business or our results of operations could be harmed if we are unable to accurately forecast demand for our products.

To ensure adequate inventory supply, we and our customers forecast inventory needs, which are subject to seasonal and quarterly variations. If we fail to accurately forecast retailer demand, we may experience excess inventory levels or a shortage of product to deliver to our customers.

If we underestimate the demand for our services, we may not be able to produce products to meet our customers’ requirements, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and retail partner relationships. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our reputation and management efforts. In addition, failures to accurately predict the level of demand for our products could cause a decline in revenue and harm our profitability and financial condition.

The entry level barrier to our business is very low.

It is easy to enter our business. If more competitors enter our business space, our market share, if any will shrink and same will be our profit margin with negative impact on our financials and results of operations.

Labor-related matters, including labor disputes, may adversely affect our operations.

Our employees currently belong to labor union. The exposure to unionized labor in our workforce will present increased risk of strikes and other labor disputes, and our ability to alter labor costs will be subject to collective bargaining, which could adversely affect our results of operations. In addition, potential labor disputes at other sectors of the Haitian economy, if any, such as shipping ports, or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Any potential labor dispute, either in our own operations or in those of third parties, on whom we rely, could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our sales, profitability or financial condition.

We rely significantly on information technology systems for communications and other critical business functions. Any failure, inadequacy, or interruption of those systems could harm our ability to operate our business effectively.

We rely on information systems to effectively manage all aspects of our business, including production planning, manufacturing and communications. Our information technology systems are all in house. Our reliance on these systems, and their importance to our business, will increase as we execute on our planned expansion. If information systems we rely on fail to perform as expected, our business could be disrupted. The failure of us or our vendors to manage and operate our information technology systems as expected could disrupt our business, result in our not providing adequate product, losing sales or market share, and reputational harm, causing our business to suffer. Any such failure or disruption could have a material adverse effect on our business.

Our information technology systems and vendors also may be vulnerable to damage or interruption from circumstances beyond our or their control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, viruses, security breaches, cyber-attacks and terrorism. We maintain disaster recovery procedures intended to mitigate the risks associated with such events, but there is no guarantee that these procedures will be adequate in any particular circumstance. As a result, such an event could materially disrupt, and have a material adverse effect on, our business.

Data security breaches and other cyber security events could negatively affect our reputation, credibility and business.

If and when we enter the e-commerce space, we may collect, process, maintain and use sensitive personal information relating to our customers and employees, including their personally identifiable information, and rely on third parties for the operation of our e-commerce site and for the various social media tools and websites we use as part of our marketing strategy. Any perceived, attempted or actual unauthorized disclosure of personally identifiable information regarding our employees, customers or website visitors could harm our reputation and credibility, reduce our e-commerce sales, impair our ability to attract website visitors, reduce our ability to attract and retain customers and could result in litigation against us or the imposition of significant fines or penalties

A significant portion of our business functions operate out of our headquarters in Port-au-Prince.  As a result, our business is vulnerable to disruptions due to local politics, economics and other factors.

All of our significant business functions reside at our headquarters in Port-au-Prince, Haiti. Events such as political protests, natural disasters such earthquakes and floods and poor infrastructure,  transportation strikes, acts of terrorism, significant economic disruptions or unexpected damage to the facility could result in an unexpected disruption to our business as a whole. We do carry business interruption insurance. Although we carry business interruption insurance, if a disruption of this type should occur, our ability to conduct our business could be adversely affected or interrupted entirely and adversely affect our financial and operating results.

Our success is substantially dependent on the continued service of our senior management.

Our success is substantially dependent on the continued service of our senior management, including Elisabeth Apaid, who is our President and Chief Executive Officer. The loss of the services of our senior management could make it more difficult to successfully operate our business and achieve our business goals. We also may be unable to retain existing management, technical, sales and client support personnel that are critical to our success, which could result in harm to our customer and employee relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.

We have not obtained key man life insurance policies on any members of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.

Our business could be adversely affected by protestors or activists.

Our business is often the target of protesters and activities who often target our customers claiming that those of us in the garment making business are modern day sweatshops. Such media campaigns cast us in bad light. If any such activists are successful in targeting us or our customers, our sales and results of operations may be adversely affected.

The cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.

The fabrics used by our customers include synthetic fabrics and natural products, including cotton, and polyester. Significant price fluctuations or shortages in the cost of these raw materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer.

Additionally, increasing costs of labor, freight and energy could increase our and our suppliers’ cost of goods. If our customers are affected by increases in their costs of labor, freight and energy, they may attempt to pass these cost increases on to us. Such event could adversely affect our results of operation and financial condition.

Fluctuations in foreign currency exchange rates could harm our results of operations as well as the price of our Common Stock .

We recognize sales revenues in the United States in U.S. dollars and pay our expenses in Haitian Gourde. If the Haitian gourdes appreciates against the dollar, it would have a negative impact on operating results. We do not have the capacity to engage in short-term currency hedging transactions to mitigate foreign exchange risks. Foreign exchange variations (including the value of the Haitian gourdes relative to the U.S. dollar) have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates. Although we operate our business in Haiti, our earnings per share are reported in US dollars. However, we also maintain funds in Haitian Gourdes which fluctuates against US dollars. As a result, our dividends payments, if any, are also subject to foreign exchange risk as the U.S. dollar rises and falls against the Haitian gourdes or vice versa.

Unexpected obstacles in new markets may limit our expansion opportunities and cause our business and growth to suffer.

Our future growth depends in part on our expansion efforts outside of North America. We have limited experience with regulatory environments and market practices outside of this region, and we may not be able to penetrate or successfully operate in any new market, as a result of unfamiliar regulation or other unexpected barriers to entry. In connection with our expansion efforts we may encounter obstacles, including cultural and linguistic differences, differences in regulatory environments, economic or governmental instability, labor practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign customers’ tastes and preferences. We may also encounter difficulty expanding into new international markets leading to our delayed acceptance in these new international markets. Our failure to develop our business in new international markets or experiencing disappointing growth outside of existing markets could harm our business and results of operations.

We may become involved in legal or regulatory proceedings and audits.

Our business requires compliance with many laws and regulations, including labor and employment, sales and other taxes, customs, and consumer protection laws and ordinances that regulate manufacturers generally and/or govern the importation and such other related matters. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. We may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition and results of operations.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

Our operations are subject to many hazards and operational risks inherent to our business, including: general business risks, product liability, product rejection and damage to third parties, our infrastructure or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors and similar events.

Our insurance coverage, if any, may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us could harm our business, results of operations and financial condition.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The rules implemented by the Securities and Exchange Commission, or SEC, and by  NASDAQ for corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly, and these new obligations will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Common Stock , fines, sanctions and other regulatory action and potentially civil litigation.

If we identify material weaknesses in our internal control over financial reporting and fail to remediate these weaknesses and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. As a private company, we have not historically prepared public company financial statements. In connection with the audit of our consolidated financial statements, we have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We never had in place an effective control environment with formal processes and procedures or an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner, including inventory costing and business combinations. We did not design or maintain effective controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with IFRS. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively.

We have taken steps to address these material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. We have hired personnel with requisite skills in both technical accounting and internal control over financial reporting. In addition, we have engaged external auditors to provide financial accounting assistance in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer-term resource needs of our various financial functions.

Implementing any appropriate changes to our internal controls and continuing to update and maintain our internal controls may distract our officers and employees, entail substantial costs to implement new processes and modify our existing processes and take significant time to complete. If we fail to enhance our internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 or the Sarbanes-Oxley Act, we may be unable to report our financial results accurately, which could increase operating costs and harm our business, including our investors’ perception of our business and our share price. The actions we plan to take are subject to continued management review supported by confirmation and testing, as well as audit committee oversight. While we expect to fully remediate these material weaknesses, we cannot assure you that we will be able to do so in a timely manner, which could impair our ability to report our financial position. For a more detailed discussion of our material weaknesses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.”

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our share price.

Reporting obligations as a public company and our anticipated growth have placed and are likely to continue to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, following our first year as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify the effectiveness of our internal controls. As a result, we will be required to continue to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems and to make such improvements and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls or if additional material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in our share price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the NASDAQ or any other exchange on which our Common Stock may be listed. Delisting of our Common Stock from any exchange would reduce the liquidity of the market for our Common Stock, which would reduce the price of our Common Stock and increase the volatility of our share price.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the Common Stock .

Risks Related to This Offering and Our Common Stock.

The Selling Shareholders will continue to have significant influence over us after this offering, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

We are currently controlled, and after this offering is completed will continue to be controlled, by the Selling Shareholders who will hold 62% of our issued and outstanding stock. As long as the Selling Shareholders owns or controls at least a majority of our outstanding voting power, they will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation, notice of articles and articles, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets.

Following this offering, our audit committee will be responsible for reviewing all related party transactions for potential conflict of interest situations and approving all such transactions. See “Management, Executive Compensation and Related Party Transactions”. Our audit committee will consist of directors who are independent as required by SEC and the NASDAQ Listing Rules, subject to the permitted phase-in period afforded by such rules. In addition, our code of ethics, following this offering, will contain provisions designed to address conflicts of interest. However, such provisions may not be effective in limiting the Selling Shareholders’ significant influence over us.

Upon the listing of our Common Stock, we will be a controlled company as defined in the applicable rules, and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Because the Selling Shareholders will continue to control a majority of the voting power of our outstanding Common Stock after completion of this offering, we will be a controlled company as defined in the applicable rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our Common Stock:

•	we have a board of directors that is composed of a majority of independent directors, as defined under the NASDAQ Listing Rules;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and governance committee that is composed entirely of independent directors.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding shareholder advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed US$1.0 billion, if we issue more than US$1.0 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our shares held by non-affiliates exceeds US$700 million as of the end of any second quarter before that time. We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our share price may be more volatile.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Haitian requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Common Stock . Furthermore, as a foreign private issuer, we may take advantage of certain provisions in the NASDAQ Listing Rules, if any, that allow us to follow Haitian law for certain governance matters.

If you purchase Common Stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Common Stock is substantially higher than the net tangible book value per subordinate voting share. Therefore, if you purchase our Common Stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on the initial public offering price of $7.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $5.06 per each Common Stock you purchase, representing the difference between our pro forma net tangible book value per Common Stock after giving effect to this offering and the initial public offering price. We do not have any outstanding options that could be exercised. See “Dilution” for more detail.

We cannot assure you that a market will develop for our Common Stock or what the price of our Common Stock will be. Investors may not be able to resell their Common Stock at or above the initial public offering price.

Before this offering, there was no public trading market for our Common Stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your Common Stock. This may affect the pricing of the Common Stock in the secondary market, the transparency and availability of trading prices, the liquidity of the Common Stock and the extent of regulation applicable to us. We cannot predict the prices at which our Common Stock will trade. The initial public offering price for our Common Stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our Common Stock will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our Common Stock may decline, possibly materially.

Our operating results and share price may be volatile, and the market price of our Common Stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the factors set forth above.

In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as economic, market or political conditions, could subject the market price of our Common Stock to wide price fluctuations regardless of our operating performance.

Our operating results and the trading price of our Common Stock may fluctuate in response to various factors, including the risks described above.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our Common Stock to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their Common Stock and may otherwise negatively affect the market price and liquidity of Common Stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Common Stock to drop significantly, even if our business is doing well.

Sales of a substantial number of our Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of Common Stock or securities convertible into Common Stock intend to sell Common Stock, could reduce the market price of our Common Stock. After giving effect to this offering, we will have outstanding 8,120,002 Common Stock which may be resold in the public market immediately.

We do not have any Underwriting Agreement. In the event we do, following the consummation of this offering, shares that are not being sold in this offering will be subject to a 180 day lock-up period provided under lock-up agreements executed in connection with this offering and restricted from immediate resale under U.S. federal securities laws All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by certain of the underwriters.

Because we have no current plans to pay regular cash dividends on our Common Stock following this offering, you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our Common Stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Common Stock is solely dependent upon the appreciation of the price of our Common Stock on the open market, which may not occur. See “Dividend Policy” for more detail.

Because we are incorporated in the Republic of Haiti, and some of our directors and officers are residents of Haiti, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Haitian investors to enforce civil liabilities against our directors and officers residing outside of Haiti.

We are a corporation incorporated under the laws of the Republic of Haiti with our principal place of business in Port-au-Prince, Haiti. Some of our directors and officers or other experts named herein may reside in Haiti and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Haitian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

Similarly, some of our directors and officers are residents of countries other than Haiti and all or a substantial portion of the assets of such persons are located outside Haiti. As a result, it may be difficult for Haitian investors to initiate a lawsuit within Haiti against these non-Haitian residents. In addition, it may not be possible for Haitian investors to collect from these non-Haitian residents’ judgments obtained in courts in Haiti predicated on the civil liability provisions of Haitian law, if any. It may also be difficult for Haitian investors to succeed in a lawsuit in the United States, based solely on violations of Haitian securities laws.

Changes in U.S. tax laws and regulations or trade rules may impact our effective tax rate and may adversely affect our business, financial condition and operating results.

Changes in tax laws or adverse outcomes from tax audits could result in an unfavorable change in our effective tax rate, which could adversely affect our business, financial condition and operating results. Additionally, results of the November 2016 U.S. elections have introduced greater uncertainty with respect to trade policies, tariffs and government regulations affecting trade between the United States and other countries. Major developments in tax policy or trade relations, such as the renegotiation of the North American Free Trade Agreement or the imposition of unilateral tariffs on imported products, could have a material adverse effect on our growth opportunities, business and results of operations.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Common Stock adversely, the price and trading volume of our Common Stock could decline.

The trading market for our Common Stock is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our Common Stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Common Stock would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Common Stock to decline.

Our corporate documents will permit us to issue an unlimited number of Common Stock in future without additional shareholder approval.

We are authorized to issue 15,000,000 shares of Common Stock; however, our articles of incorporation could be amended to authorize issuance of additional shares. We anticipate that we will, from time to time, amend our articles of incorporation to allow issuance of additional Common Stock in the future. Subject to the requirements of the NASDAQ, if any, we will not be required to obtain the approval of shareholders for the issuance of additional Common Stock. Any further issuances of Common Stock will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial public offering price of US$7.00 per Common Stock, of approximately $32,490,758 arrived at as follows:

Total Gross Proceeds:$35,000,000

Less Estimated Underwriting Discounts:           1,750,000

Estimated Expenses of the Offering:                     759,242

Estimated Total Proceeds                                 $32,490,758

The proceeds of the Offering will inure to the benefit of the Selling Shareholders, who in turn propose to provide the proceeds in the form of concessionary loans to the Company to retire the existing high interest loans on the Company’s consolidated balance sheet. The loans are: (i) $9,417,789 from National Bank of Credit (BNC), Haiti, for Free Tax Zone construction and development due on October 2035. The first tranche of the loan is for total face amount of $7,833,015, 6% fixed rate interest; the second tranche is for a total face amount of $1,584,774, 12% fixed interest; (ii) for Cleveland Manufacturing, S.A., $3,435,897 from Funds for Industrial Development, Haiti, 6%, due May 2021; (iii) for Silver Linings, S.A., $1,054,940 from Union Bank of Haiti, variable rate of 12% to 16%, due December 2020, including a line of credit for $2,035,466, variable rate of 12% and 14% from the same Union Bank of Haiti to expand Full Package and Shelter Services. See “Description of Indebtedness”. The Company reserves the sole right to pick and choose of the above loans to repay in part or in full. The Company is also considering investing in agro-industry business through participating in acquisition and development of large parcels of land.

The table below presents our projected use of proceeds by the Selling Shareholders:

PROJECTED USE OF PROCEEDS BY SELLING SHAREHOLDERS

Description                                         Amount

  0% interest, 7-year loan by Selling Shareholders

  to GMC for Debt Refinancing                   $12,000,000

  0% interest, 7-year loan by Selling Shareholders to GMC

 for Expansion of Full Package Services    $5,000,000

 0% interest, 7-year loan by Selling Shareholders to GMC

 for Entry into Agro Business     $3,000,000

 Contribution for Working Capital by Selling Shareholders             $3,000,000

 Projected Underwriting Commission (1)                            $2,100,000

 Projected Offering Costs                         $759,242

  Total Projected Use of Proceeds                                                                     $35,000,000

The projection assumes the entire offering is sold through broker-dealers. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Following completion of the offering, our board of directors does not currently intend to pay dividends on our Common Stock We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. Currently, the provisions of our senior secured credit facilities place certain limitations on the amount of cash dividends that our operating subsidiary can pay. See “Description of Indebtedness.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2018:

Shareholders’ Equity:

 Ordinary Shares  $    4,786,841

 Share Premium    19,295,739

 Other Equity        694,013

 Retained Earnings       775,961

Total Shareholders’ Equity    25,552,553

DILUTION

If you invest in our Common Stock, your interest will be diluted for each Common Stock you purchase to the extent of the difference between the initial public offering price per Common Stock and our net tangible book value per Common Stock after this offering. Dilution results from the fact that the initial public offering price per Common Stock is substantially in excess of the net tangible book value per Common Stock attributable to the existing shareholders for our presently outstanding Common Stock.

Dilution to New Investors if the Minimum Offering Amount is Sold

Our net tangible book value as of September 30, 2018 was approximately US$1.94 per Common Stock. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Common Stock from the initial public offering price per Common Stock and after deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us. As the table below illustrates, if we sold all the shares offered herein, the stock you purchased at $7.00 per share will be worth only $1.94 meaning your purchase would suffer a 72% dilution loss.

The following table summarizes, on an as adjusted basis as of September 30, 2018 when given effect of the entire 5,000,000 Common Stock offered herein., the differences between existing shareholders and the new investors, upon completion of the Offering, under scenarios of sale of 25%, 50% or 100% of the 5,000,0000 Common Stock offered herein, the total consideration paid and the average price per Common Stock before deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us.

    25%      50%   100%

$8,750,000 $17,500,000 $35,000,000

Per Share $7        $7    $7

Shares Issued      1,250,0002,500,0005,000,000

Capital Raised     $8,750,000 $17,500,000 $35,000,000

Less Offering Costs $714,811$1,429,621$2,859,242

Net Proceeds to GMC$0.00 $0.00$0.00

Net Tangible Value

Pre-Financing  $25,552,553$25,552,553$25,552,553

Net Tangible Value

Post-Financing$25,552,553$25,552,553$25,552,553

Shares Issued and

Outstanding

Pre-Financing13,120,00213,120,00213,120,002

Shares Issued and

Outstanding

Post-Financing13,120,00213,120,002              13,120,002

Net Tangible Book

Value Per Share

Prior to Financing $1.94$1.94$1.94

Increase/ Decrease per

Share Attributable

to New Investors$1.94$1.94$1.94

Net Tangible Book

Value Per Share

Post-Financing$1.94$1.94$1.94

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Industry Overview

Global Manufacturers and Contractors, S.A. is a corporation registered under the law of the Republic of Haiti. In 2016 The Company restructured in a new Free Zone Agreement with the Republic of Haiti to own and operate an industrial Free Zone that has been granted fifteen (15) renewable tax-free status by the government of Haiti. The business consists of garment cutting, assembling and knitting for exports. The Company is also engaged in Shelter Services located in Haiti’s industrial zones. Shelter Services is the provision of back office operations for foreign companies seeking to locate operations in Haiti’s tax-free zone. The services consist of hiring, human resources, legal and governmental interface. The services free investors from the administrative burden and red tape of doing business in Haiti. There are two legislations that provides us unique opportunity and advantage. First, the United States HOPE/HELP Bill and Haiti’s Industrial Free Zone Law allows us to garment duty free to the North American markets. The complementary legislation is the Industrial Zone Law of Haiti which allows operators of businesses in designated industrial zone to receive fabrics duty free from anywhere in the world.

The complementarity of the HOPE/HELP Bill and Haiti’s Free Industrial Zone Law means that garments manufactured in Haiti are free of import and export duties.  This tax regime places us in a unique competitive position compared to competitors in neighboring countries of the Americas and other Asian countries where the Customs Duty regime ranges from 16% and 32%. We are positioned to seize Haiti‘s unique  status in the Americas as the only country able to receive fabric from anywhere in the world and ship garments duty free to the North American markets.

Our history dates back to 1952 when Andre S. Apaid, the patriarch of the Apaid family entered the garment knitting business. Over the years, we have operated three (3) operational units: Silver Lining, S.A., Cleveland Manufacturing, S.A. and Interamerican Knits, S.A., (collectively, the “Operational Units”) now under Global Manufacturers and Contractors Free Zone Covenant. The three (3) Operational Units of garment cutting, assembling and knitting makes a fully vertically integrated garment operations.

The Operating Units currently employ about 4,000 employees. Some of the employees are paid on a piece rate basis, while others are paid per hour or day of presence, but most sewers are paid on an incentive system allowing them to make on an average 525 gourdes or $6.07 per day which is about 40% higher than the local minimum wage rate. In 2017, the Operating Units collectively produced over 75,000,000 garments for the North American markets.

The Operating Units customer and supplier base are located in NAFTA countries, the United States, Canada, Mexico, and countries such as China, Pakistan, Korea, Taiwan, CARICOM member countries, as well as European countries. The Operating Units network of customers are part of a growing number of companies interested in the advantages available to Haiti under the HOPE /HELP legislation which allows goods manufactured in Haiti to enter the US and North American markets tax-free.

The Vision / Plan and Implementation

The Asian Tigers of the 90s launched their spectacular and now revered economies by turning themselves into competitive manufacturing hubs for North American and Western European consumers. Today the Asian Tigers have evolved from low cost manufacturing hubs of household consumer goods to high technology manufacturing centers. China of today is a good example of the amazing economic transformation powered initially by competitive manufacturing. Our vision is inspired by the Asian Tigers and China’s module for Haiti. We believe the complementarity of the USA’s HOPE/HELP Bill and the Republic of Haiti’s Free Economic Zone and tax-free regime makes Haiti conducive to the economic plan that powered the growth of Asian Tigers and China.  In our vision we look to position ourselves to evolve in other sectors of the economy of Haiti, like agriculture and tourism as the country’s economy opens and grows.

We are scheduled to open another industrial park and tax-free zone by the second quarter of 2019. The park, when operational is expected to create 9,000 new jobs in the garment manufacturing sector and $200,000,000 per year in expected revenues over the next five (5) years.

The global trend is to grow the full package business model of complete vertically integrated service from fabric cutting and assembling to finished products of sewn garments. Under the module, the supply chain will diversify and help reinforce our revenue streams as complementary industries such as the manufacturing of thread, labels, boxes and other products connected to the manufacturing of clothing items develop.

In February 2005, we incorporated Global Manufacturers and Contractors, S.A. which operated as a garment manufacturing facility until 2015. In 2016, GMC re-structured into the Free Zone operations business. During 2017 and 2018, the shareholders of the Operating Units started to transfer an aggregate of 120,000 of their respective shareholdings to GMC for the purpose of consolidating the Operating Units under GMC. The goal of consolidating the Operating Units under GMC’s new Free Zone Agreement with the Republic of Haiti is to create strong balance sheet and leverage our financial strength and operational experience for a platform to enter into other industrial space.

With the completion of the share transfers, GMC now owns  98% of Cleveland Manufacturing, S.A., 98% of Silver Lining, S.A. and 98% of Interamerican Knits, S.A. In consideration for the share transfers, the Company issued  120,000 shares of Common Stock to the transferors [or the shareholders of the Operating Units]; the Company subsequently issued another 13,000,002 common stock to the shareholders of the Operating Units and other key employees, bring the total issued and outstanding shares to 13,120,002 out of the 15,000,000 authorized share capital of the Company.

By virtue of the consolidation of the Operating Units, GMC’s new Free Zone structure is inheriting customers who had been with us for an average of fifteen (15) years each. Global Manufacturers and Contractors, S.A expects to leverage off the operations and the experience of the personnel of the Operating Units. The combination of that experience and its application to the full package model, is expected to turn us into a very competitive company with the ability to consolidate purchases, reduce operating expenses, compete hard for market share and experience a sustainable growth rate.

In this Offering, the Selling Shareholders are offering 5,000,000 shares of Common Stock to the public. Following the Offering, the Selling Shareholders will retain 8,120,002 shares of Common Stock while 5,000,000 will be in public hands and 1,879,998 shares will be held as Treasury shares.

The proceeds of the Offering will inure to the benefit of the Selling Shareholders, who in turn propose to provide the proceeds in the form of concessionary loans to the Company to retire the existing high interest loans on the Company’s consolidated balance sheet. The loans are: (i) $9,417,789 from National Bank of Credit (BNC), Haiti, for Free Tax Zone construction and development due on October 2035. The first tranche of the loan is for total face amount of $7,833,015, 6% fixed rate interest; the second tranche is for a total face amount of $1,584,774, 12% fixed interest; (ii) for Cleveland Manufacturing, S.A., $3,435,897 from Funds for Industrial Development, Haiti, 6%, due May 2021; (iii) for Silver Linings, S.A., $1,054,940 from Union Bank of Haiti, variable rate of 12% to 16%, due December 2020, including a line of credit for $2,035,466, variable rate of 12% and 14% from the same Union Bank of Haiti to expand Full Package and Shelter Services. See “Description of Indebtedness”. The Company reserves the sole right to pick and choose of the above loans to repay in part or in full. The Company is also considering investing in agro-industry business through participating in acquisition and development of large parcels of land. See “Use of Proceeds”

The power of our business model and our ability to profitably scale our operations are reflected in our financial performance. In fiscal 2017, we had revenue of $16.26 Million, gross profit of $5.06 Million, which represented gross margin of 31.12%, net income of $1.4 Million, Adjusted EBITDA of $5.5 Million, Adjusted EBITDA Margin of 33.8% and Adjusted Net Income of $1.4 Million. We grew our revenue at a 100% compound annual growth rate (“CAGR”), net income at a 100.0% CAGR and Adjusted EBITDA at an 100% CAGR from fiscal 2017 to fiscal 2018, while expanding our gross margin from zero to 31.12% and our Adjusted EBITDA Margin from zero to 33.8% over the same period. For additional information regarding Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, which are non-IFRS measures, including a reconciliation of these non-IFRS measures to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

Competitive Strength and Growth Strategy

Our competitive strength lies in our being the foremost player in Haiti’s garment making space. The combination of our years of experience in the garment making space coupled with our current balance sheet which, we believe will be strengthened with the planned pay down of current bank loans on our balance sheet with some of the proceeds of this Offering, will position as the most formidable player in Haiti’s garment making space. Our plan is to become a full-service textile assembler, agro-business powerhouse  and owner and operator of industrial parks in Haiti’s tax-free zone. To that end, we are scheduled to open another industrial park in the tax-free zone by the second quarter of 2019. The park is expected to create 9,000 new in the garment manufacturing sector jobs and $200,000,000 per year in export revenues in the next five (5) years. The industry trend is towards complete vertically integrated service from fabric cutting and assembling to finished products of sewn garments. We intend to diversify and reinforce our revenue streams and enter into complementary industries and other products connected to the manufacturing of clothing items. We also see tremendous opportunity in the agro-industry sector and plan to enter the sector through participation in the acquisition of 6,000 hectares of land for production of avocados, blueberries and mangoes, as well as the construction of fruit conditioning centers for exports to the North American, European and the Caribbean markets.

Our Growth Strategies

We have built a strong foundation as the foremost player in Haiti’s garment making space. Over the past two fiscal years, we have grown our revenue at a 100% CAGR, net income at a 100% CAGR and Adjusted EBITDA at an 100% CAGR. We have also expanded our gross margin from zero to 31.12% and our Adjusted EBITDA Margin from zero to 33.8%, over the same period while concurrently making significant long-term investments in our human capital, production capacity, brand building and distribution channels. Leveraging these investments and our proven growth strategies, we will continue to aggressively pursue our substantial global market opportunity.

Results of Operations

The results of our operations as of September 30, 2018 and September 30, 2017 are provided below. However, we are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a new business and in an industry whose fortunes are determined by the vagaries of politics and economics. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history.

2017-182017-18

Continuing operations

Revenue 16,262,893.21 -934,087.15

Finance Income 14,486.93 --

Other gains/losses-net 381,598.51 -    763.24

16,658,978.65 -    934,850.39

Expenses

Raw Materials and consumables

used (5,305,870.00)-  -

Change in Inventory

Employee Benefit Expenses (5,461,007.18)- (145,415.23)

Depreciation and Amortization (435,139.07)- (62,184.70)

Operating leases (317,683.20)- -

Others (2,679,641.32)- (156,791.98)

Finance cost (1,063,969.97)- (430,422.26)

(15,263,310.74) -    (794,814.17)

Profit before Tax 1,395,667.91 -    140,036.22

Profit from discontinued Operations -    -    -

Profit for the period 1,395,667.91 -    140,036.22

Other Comprehensive Income -    -    -

Total Comprehensive Income for the period 1,395,667.91 -    140,036.22

Profit is attributable to:

Owners 1,370,554.77- -

Non-Controlling Interest     25,113.14--

Discussion of certain selected topics

Revenues

We generate revenues from manufacturing of garments and providing shelter/labor services to the clients. For comparison purposes, Results of Operations above presents the data for Global Manufacturers and Contractors S.A. as a standalone entity for 2017 – 2018 and the data, on a consolidated basis, for GMC, Cleveland Manufacturing, S.A., Silver Lining, S.A. and Interamerican Knits, S.A. We have presented the data for the Company as a standalone operation in 2017-2018 because the Company was not in operation during year ended 2016-17. The consolidated revenue is 37.55 times of the Company as a standalone operation for year ended 2017-2018

Fixed Income

The Company earns interest income on term deposits. Consolidated finance income $14,870 as there was no finance income for the Company for year ended 2017-2018 as a standalone entity.

Other Gains/ Losses - Net

Other Gains/Losses consist of gain on foreign exchange differences. Consolidated Other Gains/Losses is 500 times of the Company’s standalone Other Gains/Losses for year ended 2017-2018.

Raw Materials and Consumables Used

This consists of raw material and consumables that were used in the manufacturing process and supply of services. Consolidated raw material and consumables used is $5,305,870; there was no raw material and consumables used by the Company as a standalone operation for year ended 2017-2018.

Employee Benefit Expenses

Employee benefit expenses consist of salaries, bonuses and other benefits for our employees involved in the operations of our manufacturing process and supply of services. Consolidated employee benefit expenses are 37.55 times of standalone employee benefit expenses for year ended 2017-2018.

Depreciation and Amortization

Depreciation and amortization expense consist of depreciation of sewing machines, buildings, computers, vehicles and other equipment. Consolidated depreciation is 7 times of standalone depreciation of the Company for year ended 2017-2018.

Operating Leases

Operating leases consists of rent of vehicles and rent of building. Consolidated operating leases is $317,683; there was no such rental expenses for the Company as a standalone operation for year ended 2017-2018.

Other Expenses

Other expenses primarily include repair and maintenance expenses, travelling expenses, promotional expenses, selling expenses and other general/miscellaneous expenditure. Consolidated other expenses is 17 times of the Company other expenses as a standalone operation for year ended 2017-2018.

Finance Costs

Finance cost includes interest on term loan, bank overdraft and other bank charges. Consolidated finance cost is 2.47 times of the Company’s finance cost as a standalone operation for year ended 2017-2018.

Liquidity and Capital Resources

Our principal source of liquidity is credit line and term loans provided by banks. As of September 30, 2017, and 2018, we had $2,012 and $560,884 respectively, in cash and cash equivalents. Our cash and cash equivalents consist primarily of demand deposits placed with banks. Our short-term deposits consist primarily of deposits placed with banks with original maturities of less than one year.

The following table presents cash flow information for periods indicated:

CONSOLIDATED STATEMENT OF CASH FLOWS

Consolidated statement of cash flows for the year ended 30 September 2018
2017-18
Cash flows from operating activities
Profit for the year	1,547,545.66
Adjustments for:
Depreciation of property, plant and equipment	961,754.33
Impairment of property, plant and equipment

Amortization of intangible fixed assets
Impairment losses on intangible assets
Finance income	(14,486.93)
Finance expense	1,413,322.01
Profit on sale of discontinued operations, net of tax
Loss/(gain) on sale of property, plant and equipment

Operating Profit/(Loss) before Working Capital Changes	3,908,135.07	-

Adjustments for (increase)/ decrease in operating assets:
(Increase)/Decrease in trade and other receivables	733,481.51
(Increase)/Decrease in Other Assets	(99,416.83)
(Increase)/Decrease in Inventories	(2,445,009.22)
Adjustments for increase/ (decrease) in operating Liabilities:
Increase/(Decrease) in trade and other payables	1,389,648.41
Increase/(Decrease) in provisions and employee benefits	296,314.52
Increase/(Decrease) in other Payables	(1,193,425.71)
Cash generated from operations	2,589,727.75	-

Taxes Paid (Net)

Net cash flows from operating activities	2,589,727.75
Investing activities
Purchases of property, plant and equipment	(28,504,413.74)
Sale of property, plant and equipment
Purchase of intangibles
Investments in term deposits	(843,067.43)
Sales of available for sale financial assets
Interest received	14,486.93

Net cash used in investing activities	(29,332,994.24)	-

Financing activities
Issue of ordinary shares
Proceeds from loans and borrowings	13,713,766.10
Interest paid on loans and borrowings	(1,413,322.01)
Adjustment related to share capital	4,737,396.57
Adjustment related to security premium	9,470,835.61
Adjustment related to retained earnings	(36,461.20)
Adjustment related to other equity	694,012.74

Net cash (used in)/from financing activities	27,166,227.80	-

Net increase in cash and cash equivalents	422,961.31	-
Cash and cash equivalents at beginning of year	137,922.41
Cash and cash equivalents at end of year	560,883.72

Critical Accounting Policies, Estimates and Judgments

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s consolidated financial statements are expressed in U.S. Dollars.

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries on a consolidated basis. The Company also includes subsidiaries over which a direct or indirect legal or effective control exists and for which the Company is deemed to direct the significant activities and has the obligation to absorb the losses or benefits of the entities. All intercompany accounts, balances and transactions with consolidated entities have been eliminated.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. Revenue generally is recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at the amount billed to a customer, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts on a regular basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

The Company reviews the collectability of accounts receivable based on an assessment of historic experience, current economic conditions, and other collection indicators. As of September 30, 2018, and September 30, 2017 the Company recorded an allowance for doubtful accounts for $0 and $0, respectively.

Recently issued accounting pronouncements

Statement of Cash Flows-Disclosure Initiative

IAS 7 Statement of Cash Flows to clarify that entity shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

Disclosures of Interest in other entities

IAS 12 Disclosures of Interest in other entities clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale.

There were no other new accounting pronouncements during the year ended September 30, 2018 that we believe would have a material impact on our financial position or results of operations.

The following is the Company’s Balance Sheet as a standalone operation as of year ended September 30, 2017 and on a consolidated basis, inclusive of Global Manufacturers and Contractors, S.A., Cleveland Manufacturing, S.A., Silver Lining, S.A. and Interamerican Knits, S.A.

STATEMENT OF BALANCE SHEETS

As at September 30, 2018As at September 30, 2017

Assets

Cash and cash equivalents 560,884 2,012

Term Deposits 855,210 -

Inventories 5,235,478                                           -

Trade and other receivables 3,323,931                                           -

Loans and advances--

Investments in subsidiaries

Property, plant and Equipment 39,603,113 1,157,481

Other assets    151,952 -

Total Assets 49,730,568 1,159,493

Liabilities

Loans and Borrowings 21,193,180-

Trade and Other payables 2,140,123-

Employee benefits   629,051-

Other Liabilities

Total liabilities 23,962,354 -

Equity

Share capital 4,786,841 3,190

Share premium 19,295,739 1,156,303

Other equity   694,013-

Retained earnings   775,961-

Total equity attributable to owners

of the company 25,552,553 1,159,493

Non-controlling interest 215,662-

Total liabilities and equity 49,730,569 1,159,493

INDUSTRY / BUSINESS

Global Manufacturers and Contractors, S.A. is a corporation registered under the law of the Republic of Haiti. In 2016 The Company restructured in a new Free Zone Agreement with the Republic of Haiti to own and operate an industrial Free Zone that has been granted fifteen (15) renewable tax-free status by the government of Haiti. The business consists of garment cutting, assembling and knitting for exports. The Company is also engaged in Shelter Services located in Haiti’s industrial zones. Shelter Services is the provision of back office operations for foreign companies seeking to locate operations in Haiti’s tax-free zone. The services consist of hiring, human resources, legal and governmental interface. The services free investors from the administrative burden and red tape of doing business in Haiti. There are two legislations that provides us unique opportunity and advantage. First, the United States HOPE/HELP Bill and Haiti’s Industrial Free Zone Law allows us to garment duty free to the North American markets. The complementary legislation is the Industrial Zone Law of Haiti which allows operators of businesses in designated industrial zone to receive fabrics duty free from anywhere in the world.

The complementarity of the HOPE/HELP Bill and Haiti’s Free Industrial Zone Law means that garments manufactured in Haiti are free of import and export duties.  This tax regime places us in a unique competitive position compared to competitors in neighboring countries of the Americas and other Asian countries where the Customs Duty regime ranges from 16% and 32%. We are positioned to seize Haiti‘s unique status in the Americas as the only country able to receive fabric from anywhere in the world and ship garments duty free to the North American markets.

Our history dates back to 1952 when Andre S. Apaid, the Apaid family patriarch entered the manufacturing business with his then partner Thomas Desulme. Over the years, we have opened and operated many manufacturing companies in Haiti and the Dominican Republic. Most recently we consolidated our three (3) operational units: Silver Lining, S.A., Cleveland Manufacturing, S.A. and Interamerican Knits, S.A., (collectively, the “Operational Units”) into Global Manufacturers and Contractors, S.A. The three (3) Operational Units makes a full package integrated garment operations.

The Operating Units currently employ about 4,000 employees. Some of the employees are paid on a piece rate basis, while others are paid per hour or day of presence, but most sewers are paid on an incentive system allowing them to make on an average 525 gourdes or the approximate equivalence of US$6.65 per day. The amount is about 25% higher than the local minimum wage rate. In 2017 and 2018, Operating Units collectively produced over 75,000,000 garments for the North American markets.

The Operating Units customer and supplier base are located in NAFTA countries, the United States, Canada, Mexico, and countries such as China, Pakistan, Korea, Taiwan, CARICOM member countries, as well as European countries. The Operating Units network of customers are part of a growing number of companies interested in the advantages available to Haiti under the HOPE /HELP legislation which allows goods manufactured in Haiti to enter the US and North American markets tax-free.

The Vision / Plan and Implementation

The Asian Tigers of the 90s launched their spectacular and now revered economies by turning themselves into competitive manufacturing hubs for North American and Western European consumers. Today the Asian Tigers have evolved from low cost manufacturing hubs of household consumer goods to high technology manufacturing centers. China of today is a good example of the amazing economic transformation powered initially by competitive manufacturing. Our vision is inspired by the Asian Tigers and China’s module for Haiti. We believe the complementarity of the USA’s HOPE/HELP Bill and the Republic of Haiti’s Free Economic Zone and tax-free regime makes Haiti conducive to the economic plan that powered the growth of Asian Tigers and China.  In our vision we look to position ourselves to evolve in other sectors of the economy of Haiti, like agriculture and tourism as the country’s economy opens and grows.

We are scheduled to open another industrial park and tax-free zone by the second quarter of 2019. The park, when operational is expected to create 9,000 new jobs in the garment manufacturing sector and $200,000,000 per year in expected revenues over the next five (5) years.

The global trend is to grow the full package business model of complete vertically integrated service from fabric cutting and assembling to finished products of sewn garments. Under the module, the supply chain will diversify and help reinforce our revenue streams as complementary industries such as the manufacturing of thread, labels, boxes and other products connected to the manufacturing of clothing items, develop.

In February 2005, we incorporated Global Manufacturers and Contractors, S.A. which operated as a garment manufacturing facility until 2015. In 2016, GMC re-structured into the Free Zone operations business. During 2017 and 2018, the shareholders of the Operating Units started to transfer an aggregate of 120,000 of their respective shareholdings to GMC for the purpose of consolidating the Operating Units under GMC. The goal of consolidating the Operating Units under GMC’s new Free Zone Agreement with the Republic of Haiti is to create strong balance sheet and leverage our financial strength and operational experience for a platform to enter into other industrial space.

With the completion of the share transfers, GMC now owns  98% of Cleveland Manufacturing, S.A., 98% of Silver Lining, S.A. and 98% of Interamerican Knits, S.A. In consideration for the share transfers, the Company issued  120,000 shares of Common Stock to the transferors [or the shareholders of the Operating Units]; the Company subsequently issued another 13,000,002 common stock to the shareholders of the Operating Units and other key employees, bring the total issued and outstanding shares to 13,120,002 out of the 15,000,000 authorized share capital of the Company.

By virtue of the consolidation of the Operating Units under GMC’s new Free Zone Agreement, the Company is inheriting customers who had been with us for an average of fifteen (15) years each. Global Manufacturers and Contractors, S.A expects to leverage off the operations and the experience of the personnel of the Operating Units. The combination of that experience and its application to the full package model, is expected to turn us into a very competitive company with the ability to consolidate purchases, reduce operating expenses, compete hard for market share and experience a sustainable growth rate.

In this Offering, the Selling Shareholders are offering 5,000,000 shares of Common Stock to the public. Following the Offering, the Selling Shareholders will retain 8,120,002 shares of Common Stock while 5,000,000 will be in public hands and 1,879,998 shares will be held as Treasury shares.

The proceeds of the Offering will inure to the benefit of the Selling Shareholders, who in turn propose to provide the proceeds in the form of concessionary loans to the Company to retire the existing high interest loans on the Company’s consolidated balance sheet. The loans are: (i) $9,417,789 from National Bank of Credit (BNC), Haiti, for Free Tax Zone construction and development due on October 2035. The first tranche of the loan is for total face amount of $7,833,015, 6% fixed rate interest; the second tranche is for a total face amount of $1,584,774, 12% fixed interest; (ii) for Cleveland Manufacturing, S.A., $3,435,897 from Funds for Industrial Development, Haiti, 6%, due May 2021; (iii) for Silver Linings, S.A., $1,054,940 from Union Bank of Haiti, variable rate of 12% to 16%, due December 2020, including a line of credit for $2,035,466, variable rate of 12% and 14% from the same Union Bank of Haiti to expand Full Package and Shelter Services. See “Description of Indebtedness”. The Company reserves the sole right to pick and choose of the above loans to repay in part or in full. The Company is also considering investing in agro-industry business through participating in acquisition and development of large parcels of land. See “Use of Proceeds”

The power of our business model and our ability to profitably scale our operations are reflected in our financial performance. In fiscal 2017, we had revenue of $16.26 Million, gross profit of $5.06 Million, which represented gross margin of 31.12%, net income of $1.4 Million, Adjusted EBITDA of $5.5 Million, Adjusted EBITDA Margin of 33.8% and Adjusted Net Income of $1.4 Million. We grew our revenue at a 100% compound annual growth rate (“CAGR”), net income at a 100.0% CAGR and Adjusted EBITDA at an 100% CAGR from fiscal 2017 to fiscal 2018, while expanding our gross margin from Nil to 31.12% and our Adjusted EBITDA Margin from Nil to 33.8% over the same period. For additional information regarding Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, which are non-IFRS measures, including a reconciliation of these non-IFRS measures to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Competitive Strength and Growth Strategy

Our competitive strength lies in our being the foremost player in Haiti’s garment making space. The combination of our years of experience in the garment making space coupled with our current balance sheet which, we believe will be strengthened with the planned pay down of current bank loans on our balance sheet with some of the proceeds of this Offering, will position as the most formidable player in Haiti’s garment making space. Our plan is to become a full-service textile assembler, shelter services hub; agro-business powerhouse  and owner and operator of industrial parks in Haiti’s tax-free zone. To that end, we are scheduled to open another industrial park in the tax-free zone by the second quarter of 2019. The park is expected to create 9,000 new in the garment manufacturing sector jobs and $200,000,000 per year in export revenues in the next five

(5) years. The industry trend is towards complete vertically integrated service from fabric cutting and assembling to finished products of sewn garments. We intend to diversify and reinforce our revenue streams and enter into complementary industries such as the manufacturing of thread, labels, boxes and other products connected to the manufacturing of clothing items. In addition, we plan to expand our footprint in Haiti’s shelter services space.

We have built a strong foundation as the foremost player in Haiti’s garment making space. Over the past two fiscal years, we have grown our revenue at a 100% CAGR, net income at a 100% CAGR and Adjusted EBITDA at an 100% CAGR. We have also expanded our gross margin from zero to 31.12% and our Adjusted EBITDA Margin from zero to 33.8%, over the same period while concurrently making significant long-term investments in our human capital, production capacity, brand building and distribution channels. Leveraging these investments and our proven growth strategies, we will continue to aggressively pursue our substantial global market opportunity.

The key characteristics of our growth strategy are:

•Foremost player in Haiti garment making space

•Strong balance sheet

•Dominant position in Haiti’s Free Tax Industrial Zone

•Expanded footprint into the agro-business sector.

Corporate Information and Structure

We were incorporated in 2005 under the laws of the Republic of Haiti and operated as a garment manufacturing facility until 2015. We are authorized to issue 15,000,000 Common Shares. In 2016, GMC re-structured into the Free Zone operations business. During 2017 and 2018, the shareholders of the Operating Units started to transfer an aggregate of 120,000 of their respective shareholdings to GMC for the purpose of consolidating the Operating Units under GMC. The three Operating Units brought under [consolidated into] GMC are Silver Lining, S.A., Cleveland Manufacturing, S.A. and Interamerican Knits, S.A. The goal of consolidating the Operating Units under GMC’s new Free Zone Agreement is to create strong balance sheet and leverage our financial strength and operational experience for a platform to enter into other industrial space.

With the completion of the share transfers, GMC now owns  98% of Cleveland Manufacturing, S.A., 98% of Silver Lining, S.A. and 98% of Interamerican Knits, S.A. In consideration for the share transfers, the Company issued  120,000 shares of Common Stock to the transferors [or the shareholders of the Operating Units]; the Company subsequently issued another 13,000,002 common stock to the shareholders of the Operating Units and other key employees, bring the total issued and outstanding shares to 13,120,002 out of the 15,000,000 authorized share capital of the Company.

By virtue of the consolidation of the Operating Units under GMC’s new Free Zone Agreement, the Company is inheriting customers who had been with us for an average of fifteen (15) years each. The Company expects to leverage off the operations and the experience of the personnel of the Operating Units. The combination of that experience and its application to the full package model, is expected to turn us into a very competitive company with the ability to consolidate purchases, reduce operating expenses, compete hard for market share and experience a sustainable growth rate.

In this Offering, the Selling Shareholders are offering 5,000,000 shares of Common Stock to the public. Following the Offering, the Selling Shareholders will retain 8,120,002 shares of Common Stock while 5,000,000 will be in public hands and 1,879,998 shares will be held as Treasury shares.

Following this Offering, the Selling Shareholders will control 62% equity interest while 38% equity interest will be held by the public. See “Description of Share Capital.”

Competition

The market for garment making is highly fragmented and the entry barriers are very low. We compete directly against other manufacturers, wholesalers and direct retailers of outerwear, premium functional outerwear and luxury outerwear. We compete both with global brands and with regional brands operating only in select markets. Because of the fragmented nature of our marketplace, we also compete with other apparel sellers, including those who do not specialize in outerwear. While we operate in a highly competitive market, we believe there are many factors that differentiate us from other manufacturers, wholesalers and retailers of outerwear, including our brand, our heritage and history, our focus on functionality and craftsmanship and the fact that our core products are made in Canada.

Intellectual Property

We do not own any trademarks or service marks.

Government Regulation

We are subject to labor and employment laws, privacy and data security laws and other safety regulations. Our products outside of Haiti may be subject to tariffs, treaties and various trade agreements as well as laws affecting the importation of consumer goods. We endeavor to monitor changes in these laws, regulations, treaties and agreements, and to the best of our knowledge, believe that we are in material compliance with applicable laws.

Our Employees

We currently employ about 4,000 employees. Some of the employees are paid on a piece rate basis, while others are paid per hour or day of presence, but most sewers are paid on an incentive system allowing them to make on an average 525 gourdes or $6.65 per day which is about 25% higher than the local minimum wage rate. Our employees are unionized.

Legal Proceedings

From time to time, we may be subject to legal or regulatory proceedings and claims in the ordinary course of business. In 2015, the Company filed a lawsuit before Tribunal de Premiere de Port-au-Prince, en ses Attributions Commerciales [Commercial Tribunal, Port-au-Prince], in Global Manufacturers and Contractors, S.A. v.  Hanes Caribe, Inc., a US company which conduct business in the Republic of Haiti. The lawsuit concerned the payments to the Company and predecessor companies in connection with production of garments. The Company had realized that over several years that the payments made by Hanes Carib, Inc. under the Standard Allocated Minutes payment schedule was improperly calculated. The matter has been pleaded and a judgment of $22,000,000 was awarded to the Company. The Defendants appealed to Cour d’Appel [Court of Appeal] and the verdict was overturned. We have appealed the matter to Cour de Cassation, the highest Court of the Republic of Haiti, where the matter is currently pending. We cannot guarantee that the appeal will be favorable or unfavorable. We do not have intellectual property rights and do not or are not involved in any such litigation. Except as disclosed herein, the Company do not have any other material legal or regulatory proceedings pending.

Other Regulatory Matters

We are subject to labor and employment laws, privacy and data security laws and other safety regulations. Our products outside of Haiti may be subject to tariffs, treaties and various trade agreements as well as laws affecting the importation of consumer goods. We endeavor to monitor changes in these laws, regulations, treaties and agreements, and to the best of our knowledge, believe that we are in material compliance with applicable laws. Our business also requires us to comply with other regulatory law, including labor and employment, sales and other taxes, customs, and consumer protection laws and ordinances that regulate manufacturers generally and/or govern the importation and such other related matters.

Seasonality

Our business is seasonal in nature. See “Risk Factors”

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees. The following individuals are members of the Board and executive management of the Registrant.

NameAgePosition(s)

Elisabeth Apaid63Chief Executive Officer, Chairman and Director

Sandy Mourra              40Chief Financial Officer and Director

Michel Apaid34Chief Operating Officer and Director

Nina Apaid68Vice President and Director

William Savary65Head of Investor Relations and Director

Elisabeth Apaid

Elisabeth Apaid is our Chief Executive Officer; Chairman and Director. Elisabeth holds an Associate Degree in Accounting from College of Commerce, Port au Prince, Haiti. With her fluency in Haitian Creole, French and Spanish, Elisabeth’s experience in the garment making space traverses the major industry centers of Dominican Republic and Haiti. From 1993 to 1998, Elisabeth was the Operations Manager for Alpha General Assembly, S.A., San Isidro, Dominican Republic. In that position, Elisabeth was in charge of all production aspects, including quality control and human resources for 1,200 operations. Alpha General produced garments, gloves, rainwear and medical therapeutic products. From 1998 to 2006, Elisabeth was the Plant Manager for Apparel and Garment Contractor, S.A., Boulevard Toussaint Louverture, Jean Gilles Rd, Port-au-Prince, Haiti. In that capacity, she oversaw a labor force of 2,100 employees producing garments for Haines, Gildan, JC Penny and others. From 2006 to 2011, Elisabeth was the General Manager, InterAmerican Taylor, S.A., Jean Gilles Rd, Port-au-Prince, Haiti. In that capacity, she was responsible for 1,200 labor force that produced ladies’ coats, garments, nurses’ wears and medical uniforms. Since 2012, Elisabeth has served as President of Global Manufacturers and Contractors, S.A. In that capacity, Elisabeth oversees the development of our tax-free zone operations under our full package integrated garment production platform. Elisabeth has taken various training seminars on quality standards, certification procedures and overall compliance requirements for production in the Caribbean and sales to North American and global markets.

Sandy Mourra

Sandy Mourra is our Chief Financial Officer and Director. Sandy holds a Bachelor of Science Degree in Business Administration from Florida International University, Miami, FL. From 2002 to 2002, Sandy served as the Financial Manager for Apparel and Garment Contractors, S.A., assisting the Financial Director in the Purchasing, Stock Room

and Human Resources Departments.  From 2002 thru 2014, Sandy served as our Administrative and Financial Director responsible for purchases and cash flow; inventory management; accounts payables, billings and invoicing, banking and employee relations. Since 2015, Sandy has served as our Vice President and Chief Financial Officer. Her duties cover all aspects of our financial accounting and controllership departments, including loans and other financial liabilities and property leaseholds.

Michel Apaid

Michel Apaid is our Chief Operating Officer and Director. Michel holds a Masters’ Degree in International Business from Florida International University. He serves as our Business Development Manager with responsibility for  Contract Negotiation and Project Management. He oversees our fabric imports and our activities in the Free Tax and Industrial Parks. In addition to Business Development roles, Michel provides us with financial and operations performance analysis and oversees financial statements and budgets preparations. He assesses marketing opportunities and target markets. He is an experienced hand in manufacturing and industrial process, having been involved in the textile industry for well over 14 years. Prior to joining us, Michel served as Consultant for a 1500 knits factory in Haiti and has  managed several manufacturing process and logistics facilities.  He serves on the board of American Chamber of Commerce in Haiti. In addition to Business Development roles, Michel provides us with financial and operations performance analysis and oversees financial statements and budgets preparations.

Nina Apaid

Nina Apaid is our Vice President and Director Nominee. Nina holds an Associate Degree from Christ the King School, Port-au-Prince, Haiti. From 1981 to 2006, Nina was the Administrative Manager for Alliance Contractors, Haiti in charge of Purchasing, Human Resources and Payroll. Concurrent with her work at Alliance, from1994 to 1996, Nina worked in Administration for Alpha Plastics, S.A., where she was responsible for Human Resources and Payroll. From 2006 thru 2015, Nina was the Administrative Manager of Genesis, S.A., responsible for Purchasing, Human Resources and Payroll. Since 2015, Nina has also served as General Manager, Administration for Cleveland Manufacturing, S.A. responsible for general administrative matters. Since 2016, Nina has served as our Vice President for Administrative and Financial aspects of our free tax zone operations. Nina has taken various training seminars on quality standards, certification procedures and overall compliance requirements for production in the Caribbean and sales to North American and global markets.

William Savary

William Savary is our Head of Investor Relations and Director. William joins our Board with extensive experience in the financial services space that dates back to 1983. From 1983 through 1987, William was an Investment Consultant for First Investors Corporation, a former FINRA member firm where he worked on municipal bond and other corporate financing. From 1989 through 1999, William was the CEO and Lead Trader of Wiseman Financial Services, NY an Investment Adviser where he was responsible, through his affiliation with First Investors Corporation, for supervision of the investment and sales staff, including trading and Regulation D and A offerings. From 1999 through 2012, William was the President and CEO of Global Trading Group, Inc. a former FINRA member firm where he provided leadership in training, trading and portfolio management, including the designing of solutions for financial institutions, businesses and municipalities. William formerly held the following securities industry licenses: Series 7 (General Securities Representative); Series 24 (General Securities Principal); Options Principal, Commodities Broker and Municipal Securities Principal. William has held securities industry registrations with the following FINRA member firms: Quantum Securities, Inc; Aequus Equities, Inc.; Sovereign Equity Management Corp, Monarch Financial Corporation of America, Northeast Securities, Inc.; E.C. Capital, Ltd and Gaines, Berlind Inc. William is the CEO of La Societe Haitienne De Valeurs, S.A. William holds degrees Bachelor of Arts Degree from Rutgers University, NJ, dual Masters’ Degree in Political Economy and Political Science from The New School for Social Research, NY, and completed all required course work for PHD in Political Economy for The New School of Social Research, NY.

Family Relationships

All the directors or executive officers, except for William Savary, have family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of four directors upon closing of this offering.

Appointment and Duties of Directors

Our board of directors shall consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A Haiti company director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. Our directors are required to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of incorporation and bylaws as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

The Board of Directors of the Registrant, which comprises of Elisabeth Apaid, Sandy Mourra, Michel Apaid and Nina Apaid makes all determinations regarding executive officer compensation from the inception of the Company up until the time the three independent directors will be installed. The Registrant first started hiring executives in the last quarter ended September 2018.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon closing of this offering: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee will consist of Jean Marie Domond, Johny Senat, Loui Lenor Dorcely. Mr. Jean Marie Domond will be the chairman of our audit committee. We have determined that Jean Marie Domond, Johny Senat, Loui Lenor Dorcely will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Ms. Cloris Li qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee will consist of Jean Marie Domond, Johny Senat, Loui Lenor Dorcely upon the effectiveness of their appointments. Jean Marie Domond will be the chairman of our compensation committee. We have determined that Jean Marie Domond, Johny Senat, Loui Lenor Dorcely will satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee will be responsible for, among other things:

•	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;
•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;
•	reviewing and recommending to the board with respect to the compensation of our directors;
•	reviewing periodically and approving any long-term incentive compensation or equity plans;
•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and
•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee currently consists of will consist of Jean Marie Domond, Johny Senat, Loui Lenor Dorcely upon the effectiveness of their appointments. Jean Marie Domond  will be the chairperson of our nominating and corporate governance committee. Jean Marie Domond, Johny Senat, Loui Lenor Dorcely  satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee will assist the board of directors in selectin g individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;
•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;
•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering. We intend to retain The Governance Box to assist us in developing our corporate governance policy and in providing other corporate governance related consulting services.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended September 30, 2018 and 2017 earned by or paid to our chief executive officer and principal executive officer, our chief operating officer and our chief financial officer, who constitute our most highly compensated executive officers in the same periods whose total compensation exceeded $40,000 (the “named executive officers”).

Summary of Compensation Table

NameCompensation

Elisabeth Apaid$102,864

Michel Apaid$98,750

Sandy Mourra$48,000

We do not have any Bonuses, Stock Awards, Options Awards, Equity and/or Non-Equity Incentive Compensation Plans or Deferred Compensation Plans for our Executive and/or Employees.

Employment Agreements with Named Executive Officers

None .

Compensation of Directors

None, except as provided under Executive Compensation above.

PRINCIPALS AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Common Stock as of the date of this prospectus, and as adjusted to reflect the sale of the Common Stock offered in this offering for:

•	each of our directors and executive officers who beneficially own our Common Stock; and
•	each person known to us to own beneficially more than 5.0% of our Common Stock.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Common Stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Stock beneficially owned by a person listed below and the percentage ownership of such person, Common Stock underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Stock shown as beneficially owned by them. As of the date of the prospectus, we have five (5) shareholders of record, none of which are located in the United States. All related party shareholders, and 5% or more shareholders will be subject to lock-up agreements. See “Shares Eligible for Future Sale — Lock-Up Agreements.” We will be required to have at least 300 shareholders at closing in order to satisfy the Nasdaq listing standards.

The two Selling Shareholders are Elizabeth Apaid and Nina Apaid. Each of the Selling Shareholders currently own 6,310,000 shares or 12,620,000. Each of the Selling Shareholders is selling 2,500,000 shares or 5,000,000 shares offered herein. Post offering, Elizabeth and Nina Apaid will each own 3,810,000 or collectively, 7,620,000 shares of the Company.

As the date of this prospectus, there are 13,120,002 Common Stock outstanding. Following the completion of the Offering herein, 8,120,002 of our Common Stock will be held by members of the Apaid family or in private hands while 5,000,000 will be in public hands assuming we sell all the 5,000,000 offered herein.

Common Stock Common Stock Percentage of

Beneficially Owned Beneficially Ownedvoting held afterPrior to this OfferingAfter this Offering(2)                this Offering                  Number            Percent Number  Percent  Percent

Elisabeth Apaid(1)6,310,00048%3,810,00029%29%

Santo 19, Habitation

Dujour A

Croix-Des-Bouquets

Haiti

Nina Apaid6,310,000            48%        3,810,000            29%29%

Santo 19, Habitation

Dujour B

Croix-Des-Bouquets

Haiti

Subtotal12,620,00096%7,620,00058%58%

Shares held by others(3)   500,002              4%          500,002               4%                       4%

Total Shares                      13,120,002           100%       8,120,002             62%                     62%

1.The Apaids are members of the same family.

2.The numbers are calculated based on the presumption that the shareholders listed on the table are not purchasing additional common stock of the offering.

3.The remaining 500,002 shares are held by Sandy Mourra, Fabien Apaid and William Savary.

RELATED PARTY TRANSACTIONS

Elizabeth Apaid, Nina Apaid, Sandy Mourra, Fabien Apaid and William Savary have entered into certain Shareholders Agreement evidencing each party’s shareholding in the Company and certain binding covenants. See “Shareholders’ Agreement. William Savary, the CEO of La Societe Hatienne De Valeurs Mobiliers, S.A., the proposed participant in the sale of the Offering in Haiti, is a Director of our Company. La Societe Hatienne De Valeurs Mobiliers, S.A. will earn commission from the sale of the Offering to Haiti residents. To the extent  La Societe Hatienne De Valeurs Mobiliers, S.A., earns commission, such remuneration will inure to the benefit of William Savary.

Employment Agreements

We do not have Employment Agreements.

DESCRIPTION OF SHARE CAPITAL

We were incorporated in the Republic of Haiti as a limited liability company on in February 2005 with authorized Common Stock of 1,000 shares of Common Stock. Our Articles of Incorporation was subsequently amended on October 12, 2018 authorizing our Common Stock to 15,0000,0000. We have issued 13,120,002 of our Common Stock as provided in the table above. The Selling Shareholders are offering 5,000,000 Common Stock to the public in this Offering. Following the Offering, 8,120,002 or 62% of our Common Stock will be held by the Selling Shareholders while 5,000,000 or 38% of our Common Stock will be in public hands.  The following description of our share capital and provisions of our articles of incorporation are summaries and do not purport to be complete. Reference is made to our amended articles of incorporation a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

At the completion of this offering, there will be 5,000,000 (if we sell all the Common Stock in this Offering) Common Stock issued and outstanding held by at least 300 shareholders and beneficial owners which is the minimum requirement by Nasdaq Capital Market. Unless extended by the Company’s Directors, the offering will terminate at the expiration on the earlier of 180 days from the effective date of this prospectus, or the expiration date. The offering is being made on a combination of best efforts self-distribution campaign pursuant to Rule 3a4-1, promulgated under the Exchange Act and through best efforts broker-dealers underwriters. The underwriters have no obligation or commitment to purchase any securities, nor required to sell any specific number of dollar amount of the Common Stock. Investors who purchase through our self-distribution efforts will make out their checks directly to Global Manufacturers  and Contractors, S.A. which checks shall be deposited immediately with our account at TD Bank, N.A. and investors will receive physical certificates of the Common Stock, if they wish, through our Registrar and Transfer Agent, provided below.

Investors who purchase our Common Stock through best efforts of broker-dealer underwriters will pay for their purchases pursuant to the “Escrow Agent and Deposit Offering Proceeds” below, See Escrow Agent and Deposit of Offering Proceeds also receive their shares from our Registrar and Transfer Agent upon the Final Closing Date of the offering in New York, New York. Unless extended by the Company’s Directors, and subject to any extension of time provided in the agreement with Underwriters, if any, the Final Closing Date will occur at the earlier of the sale of the entire 5,000,000 Common Stock or 180 days from the date of the prospectus.

In either case, we expect to have access to the proceeds from the Offering; and unlike the tranche of this offering which may be sold by broker-dealer / underwriters, if any, there is no requirement that a minimum amount be raised in order for us to access the proceeds, except that we plan to have a series of closings at tranches of $500,000 for proceeds from sales by broker-dealer underwriters as provided below.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Holders of shares of common stock are entitled to receive all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of shares of common stock are not subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Warrants

We have none, except as we may grant the underwriters.

Listing

We will apply to list the Common Stock on the Nasdaq Capital Market under the symbol “GMAC.”

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock will be Vstock Transfer, LLC, 18 Lafayette Pl., Woodmere, NY 11598.

Stockholders Agreement

The Company entered into a Stockholders Agreement pursuant to which the owners of the Operating Units and certain management personnel received 13,120,002 shares of Common Stock in consideration of consolidating the Operating Units under the Company.

Articles of Incorporation and Bylaws

Our purpose is to engage in any lawful act or activity in the Republic of Haiti. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders. Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of Haiti. Special meetings may be called by the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Directors

Our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. Our board of directors currently consists of five members: Elisabeth Apaid, Sandy Mourra, Michel Apaid, Nina Apaid and William Savary.

The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board, subject to the terms of the Stockholders Agreement described above. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

We will have compensation and audit committees to meet NASDAQ Listing Requirements. Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Indemnification of Directors and Executive Officers and Limitation of Liability

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Discussion of and Comparison of Haiti Corporation Law to Delaware Corporate Law and Differences:

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

The Republic of Haiti corporation law provides for similar fiduciary duties. A Haiti company director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. Our directors are required to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of incorporation and bylaws as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Selected Areas of Differences between Haiti and Delaware Corporation Law:

Dissenters' Rights of Appraisal and Payment

A dissenting shareholder has the right to court action under Haiti law.

Stockholders' Derivative Actions

Haiti law does not provide for shareholder derivative action.

Supermajority Stockholder Approval

Haiti law does not provide regulation for supermajority stockholder approval.

Anti-takeover Provisions of our Charter Documents

Haiti law does not provide regulation for anti-takeover of a company.

Classified Board of Directors

Haiti law provides that the board be elected consistent with the By-Laws. Our board is not elected on a staggered basis.

Election and Removal of Directors

Haiti law provides for election and removal of board of directors consistent with the By-Laws.

Calling of Special Meetings of Stockholders

Haiti law provides for calling of special meetings of stockholders consistent with the By-Laws.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Haiti law provides for notice requirements for stockholder proposals and director nominations consistent with the By-Laws.

Business Combinations

Haiti law provides for merger and acquisitions or business combinations consistent with the By-Laws.

Antidilution

Haiti law does not restrict antidilution acts; authorized and increased share capital thereof and a notice of the increase must be filed with the Ministry of Commerce and published in the government gazette.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Common Stock, and while application has been made for the Common Stock to be listed on the Nasdaq Capital Market, a regular trading market for our Common Stock may not develop. Future sales of substantial amounts of shares of our Common Stock in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Common Stock to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Common Stock representing approximately 38% of our Common Stock if we sell all the 5,000,000 Common Stock. All of the Common Stock sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-up Agreements

We have agreed that we will not offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Common Stock or any securities that are convertible into or exercisable or exchangeable for our Common Stock, or file any registration statement with the

SEC relating to the offering of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (other than a registration statement on Form S-8) without the prior written consent of the underwriter for a period ending 180 days after the commencement of sales of the offering, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, executive officers, and existing beneficial owners of 5% or more of our outstanding Common Stock has agreed, subject to some exceptions, not to offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or make any demand for or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, without the prior written consent of the underwriter for a period ending 180 days after the commencement of sales of the offering. After the expiration of the 180-day period, Common Stock held by our directors, executive officers or existing beneficial owners of 5% or more of our outstanding Common Stock may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and our existing beneficial owners of 5% or more of our outstanding Common Stock, such extension is waived by the underwriter. See Lock Up Agreement.

Rule 144

All of our Common Stock outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of Common Stock then outstanding, in the form of Common Stock or otherwise, which will equal approximately shares immediately after this offering; or
•	the average weekly trading volume of the Common Stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 under the Securities Act, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors, officers, consultants or advisors who acquired Common Stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up restrictions, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements.

DESCRIPTION OF INDEBTEDNESS

We have an outstanding debt of face amount of $9,417,789 from National Bank of Credit (BNC), Haiti for Free Tax Zone construction and development due on October 2035. The first tranche of the loan is for total face amount of $7,833,015, 6% fixed rate interest; the second tranche is for a total face amount of $1,584,774, 12% fixed interest. We also have on our consolidated balance sheet the following debts: Cleveland Manufacturing, S.A., $3,435,897 from Funds for Industrial Development, Haiti, 6%, due May 2021; for Silver Linings, S.A., $3,468,589 from Union Bank of Haiti, variable rate of 10.5% to 12%, due May 2026 to expand Full Package and Shelter Services.

TAXATION

MATERIAL TAX CONSEQUENCES APPLICABLE TO U.S. HOLDERS OF OUR COMMON STOCK

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK AND AMERICAN DEPOSITORY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Common Stock, ADSs and warrants. For this purpose, a “U.S. Holder” is a holder of Common Stock or ADSs or warrants that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Common Stock or ADSs or warrants. This summary generally considers only U.S. Holders that will own our Common Stock or ADSs or warrants as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the TCJA, as defined below), all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Common Stock or ADSs or warrants by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Common Stock or ADSs or warrants in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Common Stock or ADSs or warrants as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Common Stock or ADSs or warrants representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Common Stock or ADSs or warrants through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Common Stock or ADSs or warrants, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Common Stock or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Common Stock or ADSs (including the amount of any Haitian tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Common Stock to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received, unless such corporate holders hold at least 10% of our shares and are eligible for a dividend received deduction, as described below. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA. The TCJA provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Haitian withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. This deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the TCJA may not apply to dividends from a passive foreign investment company, as discussed below.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Common Stock or ADSs are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Common Stock or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Common Stock or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Common Stock or ADSs will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Haitian taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally be considered passive category income for such purposes. Subject to the limitations set forth in the Code and the TCJA, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Haitian income tax withheld from distributions received in respect of the Common Stock or ADSs. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Haitian income taxes withheld, provided such U.S. Holders itemize their deductions.

Taxation of the Disposition of Common Stock or ADSs or warrants

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Common Stock or ADSs or warrants, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Common Stock or ADSs or warrants in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Common Stock or ADSs or warrants will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Gain realized by a U.S. Holder on a sale, exchange or other disposition of Common Stock or ADSs or warrants will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Common Stock or ADSs or warrants is generally allocated to U.S. source income. The deductibility of a loss realized on the sale, exchange or other disposition of Common Stock or ADSs or warrants is subject to limitations. An additional 3.8% net investment income tax (described below) may apply to gains recognized upon the sale, exchange or other taxable disposition of our Common Stock or ADS or warrants by certain U.S. Holders who meet certain income thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or
●

At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We believe that we will not be a PFIC for the current taxable year and do not expect to become a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Common Stock. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Common Stock or ADSs or warrants at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Common Stock or ADSs or warrants, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Common Stock or ADSs or warrants while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Common Stock or ADSs or warrants.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Common Stock or ADSs or warrants which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the Common Stock or ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Common Stock or ADSs or warrants and the U.S. Holder’s adjusted tax basis in the Common Stock or ADSs or warrants. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Common Stock or ADSs or warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

For taxable years beginning after December 31, 2013, U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Common Stock or ADSs or warrants), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Common Stock or ADSs or Warrants

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Common Stock or ADSs or warrants.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Common Stock or ADSs or warrants or gain from the disposition of our Common Stock or ADSs or warrants if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Common Stock or ADSs or warrants, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Common Stock or ADSs or warrants if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of Common Stock or ADSs or warrants. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Common Stock or ADSs or warrants, unless such Common Stock or ADSs or warrants are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

Tax Cuts and Jobs Act

On December 22, 2017, President Trump signed into law the TCJA. Although this is the most extensive overhaul of the United States tax regime in over thirty years, other than for certain U.S. corporate holders, none of the provisions of the TCJA are expected to materially impact U.S. Holder’s with respect to such holder’s ownership of our Common Stock or the ADSs.

WE URGE POTENTIAL PURCHASERS OF OUR COMMON STOCK TO CONSULT THEIR OWN TAXADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAXCONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

HAITI TAXATION

Under the Haiti Tax-Free Zone law, our investors are not subject to taxes on dividends or capital gains by virtue of the fact that we operate under the Haiti Tax-Free Zone law.

PLAN OF DISTRIBUTION

UNDERWRITING

Our Plan of Distribution is two pronged: Self-Distribution and Distribution through US based, and Republic of Haiti based Broker-Dealers / Underwriters. The US based underwriters will be allocated up to 4,000,000 shares of the common stock offered herein while 1,000,000 or more of the common shares will be offered through Haiti-based underwriter.

The Self-Distribution efforts will be a Direct Public Offering (“DPO”) directed towards the Haitian-American community in the United States, whom we believe, would like to invest in their homeland. Consequently, depending on Haitian-American community’s appetite for the offering, we may or may not need to engage the Underwriters named herein to participate in the distribution of the Offering. Following the effective date of the Offering, we intend to reach the US Haitian-American investors through various community outreaches, crowdfunding portals and tombstone media campaigns. We have not entered into any service agreements with crowdfunding portal provider.

Terms of Offering through Self-Distribution:

The Company plans to sell portion of the 5,000,000 Common Stock at $7.00 per share through self-distribution efforts. Unless extended by the Company’s Directors, the Offering will terminate at the earlier of the sale of the entire 5,000,000 Common Stock herein or 180 days from the date of the prospectus. Our self-distribution campaign would be best efforts basis by our officers, directors and employees. In connection with the selling efforts in the Offering, we will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the “safe harbor” provisions of Commission Rule 3a4-1, promulgated under the Exchange Act.

Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our officers, directors or employees is subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Our officers, director and employees will not be compensated in connection with their participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Our officers, directors or employees who will participate in the sales efforts are not, nor have been within the past 12 months, a broker or dealer, and are not, nor have they been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our officers, directors and employees who participate in the sales efforts will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our officers, directors and employees who will participate in the sales efforts will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).

The Company will receive, on behalf of the Selling Shareholders, all the proceeds from the portion of the 5,000,000 shares of Common Stock sold to investors through our self-distribution efforts. We plan to ultimately list our Common Stock on NASDAQ under the GMCZ symbol.

Procedures for Subscribing Shares Directly Through Us:

If you decide to subscribe for any shares in this Offering, you must

•    execute and deliver a subscription agreement; and

•    deliver a check or certified funds to us for acceptance or rejection.

To effect the purchase herein, Purchaser shall execute this Subscription Agreement and return it along with check for the purchase amount. Alternatively, the Purchaser may pay by wire transfer or such other method mutually agreeable to the Company and the Purchaser of immediately available funds to such bank account designated in writing by the Company. Upon receipt of payment, we will immediately advise and instruct our Registrar and Transfer Agent as such to create record evidencing your purchase and payment. All checks for subscriptions for the Offering by the Company must be made payable to “Global Manufacturers and Contractors, S.A.” We will deposit your check at our account with TD Bank, N.A., meaning that unless we cancel or reject your subscription, we will have immediate access and use of your money. The execution of a subscription agreement by a prospective investor will constitute a binding offer pursuant to the terms thereof to purchase shares of Common Stock and an agreement to hold open such offer until the subscription is accepted or rejected by the Company. No subscriptions will be valid unless accepted in writing by an officer of the Company. The Company will provide written notice to each investor upon acceptance or rejection of such as soon as practicable after we receive them. An acceptance of subscription agreements will constitute a closing. Within ninety (90) days of the Final Closing of the Offering, the Company will deliver stock certificates to purchasers, if requested by such purchasers in their respective subscription agreement. Unless extended by the Company’s Directors, and subject to any extension of time provided in the agreement with Underwriter, the Final Closing Date will occur at the earlier of the sale of the entire 5,000,000 Common Stock or 180 days from the date of the prospectus. The delivery will be through our Registrar and Transfer Agent: Vstock Transfer, LLC, 18 Lafayette Pl., Woodmere, NY 11598.  If you do not wish to receive physical certificate, our Transfer Agent shall maintain records evidencing your share ownership as required by the securities industry rules and regulations governing transfer agents.

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions.

In addition to self-distribution through Rule 3a4-1, we reserve the right to offer the stocks through broker-dealers who are registered with the Financial Industry Regulatory Authority ("FINRA"), or through other independent referral sources such as crowdfunding portal providers. We have not entered into any underwriting or posting agreement with any broker-dealer or crowd funding portal.

Closing through our Self-Distribution Efforts

If you purchase Common Stock through our self-distribution efforts, then acceptance of subscription agreements will constitute a closing. Within ninety (90) days of the Final Closing of the Offering, the Company will deliver stock certificates to purchasers, if requested by such purchasers in their respective subscription agreement. Unless extended by the Company’s Directors, and subject to any extension of time provided in the agreement with Underwriters, if any, the Final Closing Date will occur at the earlier of the sale of the entire 5,000,000 Common Stock or 180 days from the date of the prospectus. The delivery will be through our Registrar and Transfer Agent: Vstock Transfer, LLC, 18 Lafayette Pl., Woodmere, NY 11598.  If you do not wish to receive physical certificate, our Transfer Agent shall maintain records evidencing your share ownership as required by the securities industry rules and regulations governing transfer agents.

Underwriting / Broker-Dealers – Terms of Offering

Concurrent with our self-distribution efforts, we expect to enter into an underwriting agreement with Boustead Securities, LLC, Network 1 Financial Securities Inc., Alexander Capital LP and Societe Haitenne Valuers Mobiliers, S.A  as the underwriters, with respect to the Common Stock in this offering on best efforts basis. The Underwriting Agreement we intend to enter into with the US based underwriters will be for the sale of 4,000,000 shares of the common stock offered herein. The remaining 1,000,000 common stock will be offered to Haiti based investors by Societe Haitenne Valuers Mobiliers, S.A The offering will be made without a firm commitment by the underwriter, which has no obligation or commitment to purchase any securities. The underwriter is not required to sell any specific number of dollar amount of Common Stock but will use its best efforts to sell the Common Stock offered. Unless extended by the Company’s Directors, the Offering will terminate at the earlier of the sale of the entire 5,000,000 Common Stock herein or 180 days from the date of the prospectus. We plan to receive the proceeds from the sale by our broker-dealer/underwriters at series of closings at tranches of $500,000 until the entire 5,000,000 Common Stock, if any, is sold.

Investors who purchase our Common Stock through best efforts of broker-dealer underwriters will pay for their purchases pursuant to the “Escrow Agent and Deposit Offering Proceeds” below, See Escrow Agent and Deposit of Offering Proceeds also receive their shares from our Registrar and Transfer Agent upon the Final Closing Date of the offering in New York, New York. Unless extended by the Company’s Directors, and subject to any extension of time provided in the agreement with Underwriters, if any, the Final Closing Date will occur at the earlier of the sale of the entire 5,000,000 Common Stock or 180 days from the date of the prospectus.

Some Highlights of Terms of Potential Underwriting Agreement

We expect the underwriting agreement to provide that the obligation of the underwriter to sell the Common Stock, on a best efforts basis, will be subject to certain conditions precedent, including but not limited to (1) obtaining listing approval on the Nasdaq Capital Market, (2) delivery of legal opinions and (3) delivery of auditor comfort letters. The underwriter will not be under obligation to purchase any Common Stock for its own account. To list on the Nasdaq Capital Market, we are required to satisfy the financial and liquidity requirements of Nasdaq Capital Market under the Nasdaq Listing Rules. To list on the Nasdaq Capital Market, we are required to satisfy the financial and liquidity requirements of Nasdaq Capital Market under the Nasdaq Listing Rules. To qualify for listing, we will need to meet the pre-tax income standard requirements of having net income of $750,000, total shareholders’ equity of above US$4 million in the most recent fiscal year, having at least 300 round lot holders, a minimum bid price of $3 per Ordinary Share, a minimum of 1 million publicly-held shares, the market value of publicly held Common Stock of at least US$5 million, in addition to meeting the board independence requirement. We plan to apply to list our Common Stock on the Nasdaq Capital Market. Trading in the Common Stock will commence within five days after the date of the initial issuance of Common Stock pursuant to this prospectus. As an offering on a best efforts basis, there can be no assurance that the offering contemplated hereby will ultimately be consummated. The underwriter may, but is not obligated to, retain other selected dealers that are qualified to offer and sell the shares and that are members of the Financial Industry Regulatory Authority, Inc.

Discounts, Commissions and Expenses

We expect to pay the underwriter a fee equal to 6% of the gross proceeds of the offering from investors introduced by the lead underwriter. In addition, we expect to pay no more than $200,000 in underwriter’s reasonable out-of-pocket expenses (including fees and expenses of the underwriter’s counsel not exceeding US$75,000 in the aggregate) incurred by the underwriter in connection with this offering. We have advanced any fee to prospective underwriters to cover their out-of-pocket expenses. However, we expect to pay in cash any unreimbursed expenses that have accrued as of the date of earlier termination of the agreement with the underwriter. We will also agree to grant to the underwriter a warrant covering a number of Common Stock equal to 6% of the aggregate number of the Common Stock sold in the offering. The underwriter warrants will be exercisable, in whole or in part, during a period commencing on a date that is the commencement of sales of the offering and will expire on the five-year anniversary of the effective date of the offering. The underwriter warrants will be exercisable at a price equal to 100% of the offering price and shall not be redeemable. We will register the shares underlying the underwriter warrants and will file all necessary undertakings in connection therewith. The underwriter warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of the offering, of which this prospectus forms a part (in accordance with FINRA Rule 5110), except that they may be assigned, in whole or in part, to any successor, officer, manager, member, or partner of the underwriter, and to members of the syndicate or selling group and their respective officers, managers, members or partners. The underwriter warrants may be exercised as to all or a lesser number of shares, will provide for cashless exercise and will contain provisions for one demand registration of the sale of underlying shares at our expense, an additional demand registration at the underwriter warrants’ holders’ expenses, and unlimited “piggyback” registration rights at our expense for a period of three years after the commencement of sales of the offering. The demand for registration may be made at any time one year after the commencement of sales of the offering but no later than three years after the commencement of sales of the offering.

We have agreed to pay our expenses related to the offering. We estimate that our total expenses related to this offering, excluding the estimated commissions to the underwriter and payment of the underwriter’s expenses referred to above, will be approximately $759,242.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

ExpensesAmount

United States Securities and Exchange Registration Fee$4,242

FINRA Filing Fee5,000

NASDAQ Listing Fee50,000

Printing and Engraving Expenses50,000

Legal Fees and Expenses50,000

Accounting Fees and Expenses50,000

Underwriters out of pocket expenses, including legal counsel fees200,000

Miscellaneous Costs350,000

TOTAL            $759,242

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the FINRA filing and the NASDAQ listing fee. The Company will pay all of the expenses of this offering.

Except as disclosed in this prospectus, the underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

The table below shows the per Common Stock and total commissions that we estimate to pay an underwriter if we were to sell the entire 5,000,000 Common Stock through an underwriter. However, the total commission will likely be less than the amount below because we expect to sell a portion of the 5,000,000 shares of Common Stock offered herein through our self-distribution sales efforts.

Offering   Amount

Per Common

   StockTotal

Commissions to the underwriter (6%)

for sales to their customers and

for sales to customers introduced

by the lead underwriter $0.42 $2,100,000

We will agree that, subject to certain exceptions, we will not without the prior written consent of the Underwriters, during the period ending 180 days after the commencement of sales of the offering (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock; or
•

file any registration statement with the SEC relating to the offering of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (other than a registration statement on Form S-8);

whether any such transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

Each of our directors, executive officers and existing beneficial owners of 5% or more of our outstanding shares has agreed that, subject to certain exceptions, such director, executive officer or beneficial owner of 5% or more of our outstanding Common Stock will not, without the prior written consent of the underwriter, during the restricted period:

•

offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of, directly or indirectly, any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock; or
•	make any demand for or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for Common Stock;

whether any such transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

Prior to this offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations between us and the underwriter. In determining the initial public offering price, we and the underwriter expects to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and
•	other factors deemed relevant by the underwriter and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriter can assure investors that an active trading market will develop for our Common Stock, or that the shares will trade in the public market at or above the initial public offering price.

Finally, we will agree to agree to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriter may be required to make for these liabilities.

Escrow Agent and Deposit of Offering Proceeds

The Escrow Account herein shall be solely for proceeds from the sales efforts of broker-dealer/underwriters. The Underwriter and the Company will agree in accordance with the provisions of SEC Rule 15c2-4 to cause all funds received by the Underwriter for the sale of the Common Stock to be promptly deposited in a non-interest-bearing escrow account (“Escrow Account”) maintained by Signature Bank (the “Escrow Agent”) as escrow agent for the investors in the offering. The purpose of the Escrow Account is for (i) the deposit of all subscription monies (checks or wire transfers) which are received by the underwriter from prospective purchasers of our offered Common Stock and are delivered by the underwriter to the Escrow Agent, (ii) the holding of amounts of subscription monies which are collected through the banking system, and (iii) the disbursement of collected funds. The Escrow Agent will exercise signature control on the escrow account and will act based on joint instructions from our Company and the Underwriter. At each such date as the aggregate amount of sales proceeds reaches $500,000, proceeds in the escrow account maintained by the Escrow Agent will be delivered to our Company. After the first tranche of $500,000 of the Offering is sold, we expect to receive on a weekly basis, the proceeds of the sale for each such week until the earlier of (i) sale of the entire offering or (ii) termination of the Offering after 180 days from the effective date of the Offering or as may be amended or extended by the Company’s Directors and disclosed in a Post Effective filing with the United States Securities and Exchange Commission.

The underwriter shall promptly deliver to the Escrow Agent all funds in the form of checks or wire transfers which it receives from prospective purchasers of our Common Stock by noon of the next business day following receipt. Simultaneously with each deposit to the Escrow Account, the underwriter shall inform the Escrow Agent about the subscription information for each prospective purchaser. Upon the Escrow Agent’s receipt of such monies, they shall be credited to the Escrow Account. All checks delivered to the Escrow Agent shall be made payable to “Signature Bank, as Escrow Agent for Global Manufacturers and Contractors, S.A.” The Escrow Agent shall not be required to accept for credit to the Escrow Account or for deposit into the Escrow Account checks which are not accompanied by the appropriate subscription information. Wire transfers representing payments by prospective purchasers shall not be deemed deposited in the Escrow Account until the Escrow Agent has received in writing the subscription information required with respect to such payments.

No interest will be available for payment to either us or the investors (since the funds will be held in a non-interest-bearing account). Subscription funds will be held in the Escrow Account and released to us at intervals of $500,000 until the completion of the offering. Release of the funds to us is based upon the Escrow Agent reviewing the records of the depository institution holding the escrow to verify that the funds received have cleared the banking system prior to releasing the funds to us. All subscription information and subscription funds through checks or wire transfers should be delivered to the Escrow Agent. Failure to do so will result in subscription funds being returned to the investor. We have appointed, TD BANK, NA an independent third party, as our Escrow Agent.

Investors must pay in full for Common Stock at the time of investment. Payment for the shares may be made (i) by check, bank draft or money order made payable to “Signature Bank, as Escrow Agent for Global Manufacturers and Contractors, S.A.” and delivered to the underwriters, or (ii) by wire made payable to “Signature Bank, as Escrow Agent for Global Manufacturers and Contractors, S.A.” with banking details as shall be provided to such purchaser by the broker-dealer / underwriter or by such other method that is mutually agreeable to the Company and the purchaser in immediately available funds as so designated. The checks, bank drafts and money orders will be forwarded/returned by the broker-dealers / underwriters to the Escrow Agent by noon of the following business day. The underwriters will inform prospective purchasers of the anticipated date of closing.

Proceeds deposited in escrow with the Escrow Agent cannot be withdrawn by investors. However, if we reject or cancel a subscription, we will return the proceeds to the investor without interest or deduction to the persons from which they are received (within one business day) in accordance with applicable securities laws. All such proceeds will be placed in a non-interest-bearing account pending such time.

Electronic Offer, Sale and Distribution of Common Stock

A prospectus in electronic format may be made available on the websites maintained by the underwriter. All investors including investors who purchased through our self-distribution efforts may review our prospectus in electronic format on the websites maintained by our underwriters. In addition, our Common Stock may be sold by the underwriter to securities dealers who resell our Common Stock to online brokerage account holders. Other than the prospectus in electronic format, any information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Common Stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Common Stock, where action for that purpose is required. Accordingly, the Common Stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Republic of Haiti

We also expect to offer our Common Stock to investors in Haiti and undertake to comply with the applicable rules and regulations of the Republic of Haiti.

LEGAL MATTERS

The validity of the Common Stock and certain other legal / tax matters as to United States Federal and New York State law in connection with this offering will be passed upon for us by Franklin Ogele, P.A. The underwriters will be represented by [INSERT NAME] with respect to legal matters of United States federal and New York State law. The validity of the Common Stock offered in this offering and certain other legal / tax matters as to Haitian law will be passed upon for us by Cabinet Charles et Associes, 11 Rue Cheriez, Port au Prince, Haiti. We are not being represented by Counsel with respect to U.S. federal income tax laws. Therefore, an investor should consult his or her tax accountant or counsel for tax advice.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

EXPERTS

The consolidated financial statements as of year ended September 30, 2018 and standalone financials for year ended September 30, 2017, included in this prospectus have been so included in reliance on the report of AJSH & Co LLP, C-7/227 Sector – 7, Rohini, New Delhi, India, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated in the Republic of Haiti as a limited liability company. As a result, the rights of holders of our common stock will be governed by Haiti law and our memorandum of association and bye-laws. The rights of shareholders under Haiti law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Our directors and AJSH & Co LLP, an expert, referred to in this prospectus are not residents of the United States, and a substantial portion, if not all, of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Haiti will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Haiti against us or our directors or officers under the securities laws of other jurisdictions.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Common Stock offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Common Stock. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

GLOBAL MANUFACTURERS AND CONTRACTORS, S.A.

CONTENTS	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-X
CONSOLIDATED BALANCE SHEETS	F-X
CONSOLIDATED STATEMENTS OF OPERATIONS	F-4
CONSOLIDATED STATEMENTS OF CASH FLOWS	F-X
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY	F-X
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-X – F-XX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of Global Manufacturers and Contractors, S.A. [TBP]

                        CONSOLIDATED BALANCE SHEETS

As at September 30, 2018As at September 30, 2017

Assets

Cash and cash equivalents 560,884 2,012

Term Deposits 855,210 -

Inventories 5,235,478                                           -

Trade and other receivables 3,323,931                                           -

Loans and advances--

Investments in subsidiaries

Property, plant and Equipment 39,603,113 1,157,481

Other assets    151,952 -

Total Assets 49,730,568 1,159,493

Liabilities

Loans and Borrowings 21,193,180-

Trade and Other payables 2,140,123-

Employee benefits    629,051-

Other Liabilities

Total liabilities 23,962,354 -

Equity

Share capital 4,786,841 3,190

Share premium 19,295,739 1,156,303

Other equity   694,013-

Retained earnings   775,961-

Total equity attributable to owners

of the company 25,552,553 1,159,493

Non-controlling interest 215,662-

Total liabilities and equity 49,730,569 1,159,493

                                     CONSOLIDATED STATEMENT OF OPERATIONS

2017-182017-18

Continuing operations

Revenue 16,262,893.21 -934,087.15

Finance Income 14,486.93 --

Other gains/losses-net 381,598.51 -    763.24

16,658,978.65 -    934,850.39

Expenses

Raw Materials and consumables

used (5,305,870.00)-  -

Change in Inventory

Employee Benefit Expenses (5,461,007.18)- (145,415.23)

Depreciation and Amortization (435,139.07)- (62,184.70)

Operating leases (317,683.20)- -

Others (2,679,641.32)- (156,791.98)

Finance cost (1,063,969.97)- (430,422.26)

(15,263,310.74) -    (794,814.17)

Profit before Tax 1,395,667.91 -    140,036.22

Profit from discontinued Operations -    -    -

Profit for the period 1,395,667.91 -    140,036.22

Other Comprehensive Income -    -    -

Total Comprehensive Income for the period 1,395,667.91 -    140,036.22

Profit is attributable to:

Owners 1,370,554.77- -

Non-Controlling Interest     25,113.14--

CONSOLIDATED STATEMENT OF CASH FLOWS

Consolidated statement of cash flows for the year ended 30 September 2018
	2017-18
Cash flows from operating activities
Profit for the year	1,547,545.66
Adjustments for:
Depreciation of property, plant and equipment	961,754.33
Impairment of property, plant and equipment
Amortization of intangible fixed assets
Impairment losses on intangible assets
Finance income	(14,486.93)
Finance expense	1,413,322.01
Profit on sale of discontinued operations, net of tax
Loss/(gain) on sale of property, plant and equipment

Operating Profit/(Loss) before Working Capital Changes	3,908,135.07	-

Adjustments for (increase)/ decrease in operating assets:
(Increase)/Decrease in trade and other receivables	733,481.51
(Increase)/Decrease in Other Assets	(99,416.83)
(Increase)/Decrease in Inventories	(2,445,009.22)
Adjustments for increase/ (decrease) in operating Liabilities:
Increase/(Decrease) in trade and other payables	1,389,648.41
Increase/(Decrease) in provisions and employee benefits	296,314.52
Increase/(Decrease) in other Payables	(1,193,425.71)
Cash generated from operations	2,589,727.75	-

Taxes Paid (Net)

Net cash flows from operating activities	2,589,727.75
Investing activities
Purchases of property, plant and equipment	(28,504,413.74)
Sale of property, plant and equipment
Purchase of intangibles
Investments in term deposits	(843,067.43)
Sales of available for sale financial assets
Interest received	14,486.93

Net cash used in investing activities	(29,332,994.24)	-

Financing activities
Issue of ordinary shares
Proceeds from loans and borrowings	13,713,766.10
Interest paid on loans and borrowings	(1,413,322.01)
Adjustment related to share capital	4,737,396.57
Adjustment related to security premium	9,470,835.61
Adjustment related to retained earnings	(36,461.20)
Adjustment related to other equity	694,012.74

Net cash (used in)/from financing activities	27,166,227.80	-

Net increase in cash and cash equivalents	422,961.31	-
Cash and cash equivalents at beginning of year	137,922.41
Cash and cash equivalents at end of year	560,883.72

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

                                                   NOTES TO THE FINANCIAL STATEMENT

Notes forming part of the consolidated financial statements for the year ended 30th September 2018

1. Reporting entity

GMC S.A. is a company incorporated in Haiti on July 17, 2005 as published in the official Journal the Monitor no. 15 dated February 24, 2005. National individuals owned the capital of the corporation by 100%.

The object of the company is the assembly of all articles and garments, generally of any kind, for export, including undergarments and all other accessories relating thereto, which may be used for everyday or specialized purposes.

It is also entitled to engage in all other activities directly or indirectly related to one of its objectives. It may also represent its foreign or local entities operating in the field of outsourcing using any appropriate technology.

As stated in the corporation bylaws, the  main purpose of these companies is the establishment or operation in Haiti of industries of all kinds capable of manufacturing, producing, making, assembling, processing, sewing, decorating, polishing, forging, gluing, finishing all kinds articles or articles made of fabrics or otherwise intended for trade or for export. The enumerations above are not limiting. It may engage in any manner whatsoever in the production of any articles, clothing or otherwise, which may be delivered to the trade. It may carry out all commercial operations of imports and exports, and generally all operations falling within its object, either alone, or in representation, participation, or association, in any form whatsoever. It is empowered in pursuing its objectives to participate in other companies and generally to all operations that may relate directly or indirectly to the above activities or likely to facilitate its accomplishment.

Basis of preparation of financial statements
(a) Statement of compliance

The consolidated financial statements as at and for the year ended September 30, 2018 have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b) Basis of measurement

The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

(i) Certain financial assets and liabilities measured at fair value (refer accounting policy on financial instruments);
(ii) Defined benefit and other long-term employee benefits

(c) Functional and presentation currency

The financial statements are presented in US Dollars, which is the functional currency of the company and the currency of the primary economic environment in which the entity operates. All financial information presented in US Dollar has been rounded to the nearest million except share and per share data.

(d) Use of estimates and judgment

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on a periodic basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

i) Contingent consideration: Contingent consideration representing liability towards acquisition of business is reassessed at every reporting date. Appropriate changes in estimates are made when the Management becomes aware of the circumstances surrounding such estimates.

ii) Other estimates: The preparation of financial statements involves estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, the Group estimates the probability of collection of accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. The stock compensation expense is determined based on the Group’s estimate of equity instruments that will eventually vest.

Significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Group entities.

(i) Basis of consolidation
Subsidiaries
The consolidated financial statements incorporate the financial statements of the Parent Company and entities controlled by the Parent Company (its subsidiaries).

Control exists when the parent has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity’s returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of subsidiaries are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain/ loss from such transactions are eliminated upon consolidation. The financial statements are prepared by applying uniform policies in use at the Group.

(ii) Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which these entities operate (i.e. the “functional currency”). The financial statements are also presented in the same currency. Functional and presentation currency are same i.e. USD.

(iii) Foreign currency transactions and balances

Transactions in foreign currency are translated into the respective functional currencies using the exchange rates prevailing at the dates of the respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the exchange rates prevailing at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit or loss and reported within foreign exchange gains/ (losses).

Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

(iv) Inventory
(i) Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realizable value. Cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Cost includes the reclassification from equity of any gains or losses on qualifying cash flow hedges relating to purchases of raw material but excludes borrowing costs. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(v) Financial instruments

All financial instruments are recognized initially at fair value. Transaction costs that are attributable to the acquisition of the financial asset (other than financial assets recorded at fair value through profit or loss) are included in the fair value of the financial assets. Purchase or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trade) are recognized on trade date. Loans and borrowings and payable are recognized net of directly attributable transactions costs.

For the purpose of subsequent measurement, financial instruments of the Group are classified in the following categories: non-derivative financial assets comprising amortized cost, debt instruments at fair value through other comprehensive income (FVTOCI), equity instruments at FVTOCI or fair value through profit and loss account (FVTPL), non-derivative financial liabilities at amortized cost or FVTPL and derivative financial instruments (under the category of financial assets or financial liabilities) at FVTPL. The classification of financial instruments depends on the objective of the business model for which it is held. Management determines the classification of its financial instruments at initial recognition.

a) Non-derivative financial assets
(i) Financial assets at amortized cost
A financial asset shall be measured at amortized cost if both of the following conditions are met:
(a) the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

(b) The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

They are presented as current assets, except for those maturing later than 12 months after the reporting date which are presented as noncurrent assets. Financial assets are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss.

Financial assets at amortized cost are represented by Cash and cash equivalents. Cash and cash equivalents comprise cash on hand and in banks and Term Deposits with banks which can be withdrawn at any time without prior notice or penalty on the principal. For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Group’s cash management system.

(ii) Debt instruments at FVTOCI
A debt instrument shall be measured at fair value through other comprehensive income if both of the following conditions are met:
(a) the objective of the business model is achieved by both collecting contractual cash flows and selling financial assets and
(b) the asset’s contractual cash flow represents SPPI

Debt instruments included within FVTOCI category are measured initially as well as at each reporting period at fair value plus transaction costs. Fair value movements are recognized in other comprehensive income (OCI). However, the Group recognizes interest income, impairment losses & reversals and foreign exchange gain/(loss) in statement of profit or loss. On derecognition of the asset, cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest earned is recognized under the effective interest rate (EIR) model.

(iii) Equity instruments at FVTOCI

All equity instruments are measured at fair value. Equity instruments held for trading is classified as FVTPL. For all other equity instruments, the Group may make an irrevocable election to present subsequent changes in the fair value in OCI. The Group makes such election on an instrument-by-instrument basis.

If the Group decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividend are recognized in OCI. There is no recycling of the amount from OCI to statement of profit and loss, even on sale of the instrument. However, the Group may transfer the cumulative gain or loss within the equity.

(iv) Financial assets at FVTPL
FVTPL is a residual category for financial assets. Any financial asset which does not meet the criteria for categorization as at amortized cost or as FVTOCI, is classified as FVTPL.

In addition, the Group may elect to designate the financial asset, which otherwise meets amortized cost or FVTOCI criteria, as FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency. Financial assets included within the FVTPL category are measured at fair values with all changes in the statement of profit or loss.

b) Non-derivative financial liabilities

(i) Financial liabilities at amortized cost: Financial liabilities at amortized cost represented by borrowings, trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest rate method.

(ii) Financial liabilities at FVTPL: Financial liabilities at FVTPL represented by contingent consideration are measured at fair value with all changes recognized in the consolidated statement of profit or loss.

(vi) Property, plant and equipment
a) Recognition and measurement:
Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, if any. Cost includes expenditures directly attributable to the acquisition of the asset.
b) Depreciation:

The Group depreciates property, plant and equipment over the estimated useful life on a straight-line basis from the date the assets are available for use. Assets acquired under finance lease and leasehold improvements are amortized over the shorter of estimated useful life or the related lease term. The estimated useful lives of assets for the current and comparative period of significant items of property, plant and equipment are as follows:

Category Useful Life
Buildings 25
Computer systems 5
Installation 15
Furniture’s, fixtures and equipment 10
Sewing Machines & Factory equipment’s 20
Vehicle 6
Generators 15

Depreciation methods, useful lives and residual values are reviewed at each reporting date.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent expenditure relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the consolidated statement of profit or loss when incurred. The cost and related accumulated depreciation are eliminated from the consolidated financial statements upon sale or disposition of the asset and the resultant gains or losses are recognized in the consolidated statement of profit or loss.

Amounts paid towards the acquisition of property, plant and equipment outstanding as of each reporting date and the cost of property, plant and equipment not ready for intended use before such date are disclosed under capital advances and capital work-in-progress respectively.

(vii) Business combination and Intangible assets

IFRS 15 is not applicable to a business combination of entities or businesses under common control. A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory.

(viii) Leases

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight-line basis in the statement of profit or loss over the lease term.

(ix) Impairment
a) Financial assets

In accordance with IFRS 9, the Group applies expected credit loss (ECL) model for measurement and recognition of impairment loss. The Group follows ‘simplified approach’ for recognition of impairment loss allowance on trade receivable.

The application of simplified approach does not require the Group to track changes in credit risk. Rather, it recognizes impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition. For recognition of impairment loss on other financial assets and risk exposure, the Group determines that whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If in subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the entity reverts to recognizing impairment loss allowance based on 12-month ECL.

Lifetime ECLs are the expected credit losses resulting from all possible default events over the expected life of a financial instrument. The 12-month ECL is a portion of the lifetime ECL which results from default events that are possible within 12 months after the reporting date. ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the entity expects to receive (i.e. all shortfalls), discounted at the original EIR. When estimating the cash flows, an entity is required to consider:

(i) All contractual terms of the financial instrument (including prepayment, extension etc.) over the expected life of the financial instrument. However, in rare cases when the expected life of the financial instrument cannot be estimated reliably, then the entity is required to use the remaining contractual term of the financial instrument;

(ii) Cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

As a practical expedient, the Group uses a provision matrix to determine impairment loss on portfolio of its trade receivable. The provision matrix is based on its historically observed default rates over the expected life of the trade receivable and is adjusted for forward-looking estimates. At every reporting date, the historically observed default rates are updated and changes in forward-looking estimates are analyzed.

ECL impairment loss allowance (or reversal) recognized during the period is recognized as income/expense in the statement of profit and loss. This amount is reflected under the head other expenses in the statement of profit and loss. The balance sheet presentation for various financial instruments is described below:

Financial assets measured at amortized cost, contractual revenue receivable. ECL is presented as an allowance, i.e. as an integral part of the measurement of those assets in the Balance Sheet. The allowance reduces the net carrying amount. Until the asset meets write off criteria, the Group does not reduce impairment allowance from the gross carrying amount.

b) Non-financial assets

The Group assesses at each reporting date whether there is any objective evidence that a non-financial asset or a group of non-financial assets is impaired. If any such indication exists, the Group estimates the amount of impairment loss.

An impairment loss is calculated as the difference between an asset’s carrying amount and the recoverable amount. Losses are recognized in statement of profit or loss and reflected in an allowance account. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through statement of profit or loss.

The recoverable amount of an asset or cash-generating unit (as defined below) is the greater of its value-in-use and its fair value less costs to sell. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

(x) Employee Benefits

The Group participates in various employee benefit plans. Post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Group’s only obligation is to pay a fixed amount with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditure for defined contribution plans is recognized as expense during the period when the employee provides service. Under a defined benefit plan, it is the Group’s obligation to provide agreed benefits to the employees. The related actuarial and investment risks fall on the Group. The present value of the defined benefit obligations is calculated using the projected unit credit method.

The Group has the following employee benefit plans:
a) Social security plans

Employer Contributions payable to the social security plans, which are a defined contribution scheme, are charged to the statement of profit or loss in the period in which the employee renders services.

b) Compensated absences

The employees of the Group are entitled to compensate absences. The employees can carry forward a portion of the unutilized accumulating compensated absences and utilize it in future periods or receive cash at retirement or termination of employment.

The Group records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The Group measures the expected cost of compensated absences as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Group recognizes accumulated compensated absences based on actuarial valuation. Non-accumulating compensated absences are recognized in the period in which the absences occur. The Group recognizes actuarial gains and losses immediately in the statement of profit or loss.

(xi) Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset, if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably.

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for onerous contracts are measured at the present value of lower of the expected net cost of fulfilling the contract and the expected cost of terminating the contract.

(xii) Revenue

The Group derives revenue primarily from Garment manufacturing, shelter service and related services. The Group recognizes revenue when the significant terms of the arrangement are enforceable, services have been delivered and the collectability is reasonably assured. The method for recognizing revenues and costs depends on the nature of the services rendered:

a) Sale of goods

The group recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (i.e. an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset.

b) Time and materials contracts
Revenues and costs relating to time and materials contracts are recognized as the related services are rendered.

The group recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (i.e. an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset.

The Group accounts for volume discounts and pricing incentives to customers by reducing the amount of revenue recognized at the time of sale.

(xiii) Finance income and expense
Finance income consists of interest income on funds invested. Interest income is recognized as it accrues in the statement of profit or loss, using the effective interest method.

Finance expenses consist of interest expense on loans and borrowings and impairment losses recognized on financial assets (other than trade receivables). Borrowing costs are recognized in the statement of profit or loss using the effective interest method. Foreign currency gains and losses are reported on a net basis.

(xiv) Income tax

The group is a free zone corporation has exemption for paying tax for the next fifteen years. All the subsidiaries are also tax free because their main activities are based in the free zone. After the end of the full exemption period, tax will be assessed on the corporation prospectively for the next 7 year as define in their contract with the Haitian government.

(xv) Earnings Per Share (EPS)

Basic earnings per share are computed using the weighted average number of equity shares outstanding during the year. Diluted EPS is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic EPS and also weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless issued at a later date. Dilutive potential equity shares are determined independently for each year presented. The number of equity shares and potentially dilutive equity shares are adjusted for bonus shares, as appropriate.

Other disclosures
Contingencies and commitments
a) Contingent liabilities
Legal claims
The Company has reviewed all its pending litigations and proceedings and is not required for any provisions. There is no contingent liability exists at the end of the financial year.
b) Contingent assets
Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. Below are the details of law suit filed by GMC:

One law suit was initiated by GMC against Hanes Caribe Inc. (HANES) a company based in the United States of America. GMC contracted with HANES for the production of garments in the jurisdiction of Haiti garments were to be produced in Port-au-Prince and exported back to HANES relationship lasted close to eighteen (18) years and the payment scenario was based on the Standard Allocated Minutes (SAM) which gives GMC a specific amount of time for production. GMC was paid a price per each minute. In the course of productions and over the years, GMC realized that the SAM was not calculated properly for the production that HANES requested and also realized that the SAM was higher in similar industries and even higher with other producers that HANES contracted in the past and the present. The matter has been pleaded and a judgment has been rendered in favor of GMC granting GMC damages for twenty-two millions of dollars (US$ 22,000,000.00).Against this judgment, HANES has filed an appeal and the appellate court reversed the judgment of the lower court and decided that the matter should be heard by an arbitration panel in the United States. GMC immediately took such judgment by the appellate court to the highest court (Cour de Cassation). GMC is waiting for the Highest Court to render its decision. In parallel with the litigation in Haiti, Hanes commenced an action in North Carolina and lost. Hanes subsequently appealed the matter and lost.

Exhibit NumberExhibit Title

1.1Form of Underwriting AgreementTO BE PROVIDED

3.1Articles of Incorporation and By-Laws of Global Manufacturers and

Contractors, S.A. and amendments thereto including English Translation

4.1Form of Common Stock Certificate

5.1Opinion of Franklin Ogele, Esq. on the validity of the Common StockTO BE PROVIDED

5.2Opinion of Cabinet Charles et Associes, (Haiti) on Haitian lawTO BE PROVIDED

10.1Shareholders Agreement

10.2Form of Lock Up AgreementTO BE PROVIDED

10.3Form of Subscription Agreement

23.3Consent of AJSH & Co. LLP – an independent public accounting firmTO BE PROVIDED

24.1Power of Attorney (included on the Signature pageTO BE PROVIDED